mackinac
[financial]

Mackinac Financial Corporation

Annual Report 2004

Table of Contents

To Our Shareholders

mackinac [financial]

March 28, 2005

Dear Shareholders:

2004 was a year of great change for Mackinac Financial Corporation. The year began with a new and dedicated turn-around management team, led by Jim Bess, coping with a troubled loan portfolio, and a bank that had to shrink to survive. Jim and his able team, collected, sold or wrote off the vast majority of the troubled assets. They also took the necessary steps to shrink the bank to preserve liquidity and offer a chance at survival. Their efforts were rewarded in December when a new group of investors purchased $30 million of Mackinac Financial Corporation common stock. The proceeds from this offering were used to redeem holding company subordinated debentures and to re-capitalize North Country Bank. In December, Eliot Stark and I led the recapitalization effort and joined the holding company as CFO and CEO respectively. Our immediate vision is to rebuild the community banking franchise in Northern Michigan and diversify the loan portfolio by building a commercial banking presence in Southeastern Michigan.

For the year of 2004, the financial results reflect the events referenced above. The company is much smaller with $339 million in total assets, down from $423 million last year. Deposits are also reduced from $306 million to $216 million and branch locations have been reduced from 22 to 12. You will also note the improved capital position with shareholders equity of $35 million, up from approximately $11 million last year.

Net interest income dropped from $9.6 million to $8.2 million with the net loss before taxes decreasing from $7.3 million to $1.4 million. On a fully diluted per share basis, the net loss dropped from $27.32 to $3.23. Our results in 2004 benefited from the redemption of our subordinated debentures at a significant discount.

We should note that the first quarter of 2005 will reflect a significant loss due to the prepayment of high fixed-rate long-term Federal Home Loan Bank advances. The prepayment penalty associated with this $48.6 million debt retirement amounted to $4.3 million.

So why are we excited about our prospects? We believe the highlights that follow also reflect the positive developments last year. First and foremost the loan portfolio has been substantially improved. Non-performing assets dropped from $50.4 million a year ago to $6.0 million and fell as a percentage of total assets from 11.94% to 1.78%. We believe that we are adequately reserved for our current loan portfolio.

Additionally, we are starting to see improvement in our net interest margin as we remove the high fixed rate advances and the negative impact on earnings attributed to problem loans and other real estate owned.

Most importantly, we have a great team and one that is growing. We have added a very talented and experienced commercial lender in Oakland County and already have developed a significant backlog of good loan prospects. Additionally, we recently hired three commercial lenders, two credit analysts, and soon will be adding additional mortgage lenders. We are also poised to launch a new identity and a branding and marketing campaign to help us recapture lost market share in Northern Michigan. We will be revising our product line up to make us competitive as deposit gatherers and with our consumer loan products.

Our plan is simple and that is to return to our roots as a customer responsive community bank that makes good loans. We believe that we can compete very effectively in all of our markets using "big bank" lending skills and delivering our products through first class community bankers.

We hope to achieve profitability on a consistent basis about mid-year 2005, as we execute our plan.

We thank our investors for their loyalty and we promise to work hard and efficiently so that we can deliver solid profits and enhance shareholder value.

Sincerely,

MACKINAC FINANCIAL CORPORATION



Paul D. Tobias
Chairman and Chief Executive Officer

Selected Financial Highlights

(Dollars in thousands, except per share data)

	For The Year December 31, 2004	2003
Selected Financial Condition Data (at end of period):		
Total assets	$ 339,497	$ 422,539
Total loans	203,832	297,846
Total deposits	215,650	305,794
Borrowings and subordinated debentures	85,039	99,476
Total shareholders' equity	34,730	10,700
Selected Statements of Income Data:		
Net interest income	$ 8,238	$ 9,626
Loss before taxes	(1,448)	(7,259)
Net loss	(1,595)	(9,588)
Loss per common share - Basic	(3.23)	(27.32)
Loss per common share - Diluted	(3.23)	(27.32)
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Net interest margin	2.57 %	2.25 %
Efficiency ratio	103.05	150.82
Return on average assets	(.44)	(1.96)
Return on average equity	(18.64)	(59.15)
Average total assets	$ 365,024	$ 489,184
Average total shareholders' equity	$ 8,555	$ 16,210
Average loans to average deposits ratio	97.40 %	99.30 %
Common Share Data (at end of period):		
Market price per common share	$ 17.97	$ 35.20
Book value per common share	$ 10.13	$ 30.40
Common shares outstanding	3,428,695	350,958
Other Data (at end of period):		
Allowance for loan losses	$ 6,966	$ 22,005
Non-performing assets	$ 6,037	$ 50,438
Allowance for loan losses to total loans	3.42 %	7.39 %
Non-performing assets to total assets	1.78 %	11.94 %
Number of:		
Branch locations	12	22

The above summary should be read in connection with the related consolidated financial statements and notes included elsewhere in this report.

BUSINESS OF THE CORPORATION

Mackinac Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956, as amended. The principal assets of the Corporation are its ownership of all of the outstanding capital stock of North Country Bank and Trust, North Country Financial Group, North Country Capital Trust, First Rural Relending Company, and First Manistique Agency. North Country Bank and Trust, headquartered in Manistique, Michigan, provides a full range of commercial and retail banking services to customers in Michigan. North Country Bank and Trust owns North Country Mortgage Company LLC, North Country Employee Leasing Company LLC, and NCB Real Estate Company. North Country Mortgage Company LLC is engaged in the business of mortgage lending and brokering. North Country Employee Leasing Company LLC provides employees to North Country Bank and Trust. NCB Real Estate Company owns several properties used by the Bank. North Country Financial Group is an inactive subsidiary. North Country Capital Trust was formed solely for the issuance of trust preferred securities. First Rural Relending Company is a rural lending corporation. First Manistique Agency has limited activity and was formed for the selling of insurance.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge by writing the Shareholders' Relations Department, Mackinac Financial Corporation, 130 South Cedar Street, Manistique, Michigan, 49854.

MARKET SUMMARY

The Corporation's common stock is traded on the Nasdaq Small Cap Market under the symbol MFNC. The Corporation had 1,858 shareholders of record as of March 28, 2005.

Five-Year Comparisons


ASSETS
(Dollars in Millions)
Dollars
800
600
400
200
0
2000
2001
2002
2003
2004
Year

ASSETS
Total assets on a consolidated basis decreased by 19.7% during 2004 to $339.5 million.


SECURITIES
(Dollars in Millions)
Dollars
100
80
60
40
20
0
2000
2001
2002
2003
2004
Year

SECURITIES
The portfolio of securities decreased during 2004 by 32.7% to $57.1 million.


LOANS
(Dollars in Millions)
Dollars
600
400
200
0
2000
2001
2002
2003
2004
Year

LOANS
Total loans decreased 31.6% to $203.8 million in 2004.

Five-Year Comparisons (Continued)


DEPOSITS
(Dollars in Millions)
Dollars
600
500
400
300
200
100
0
2000 2001 2002 2003 2004
Year

DEPOSITS
Total deposits decreased by 29.5% to $215.7 million


SHAREHOLDERS' EQUITY
(Dollars in Millions)
Dollars
60
40
20
0
2000 2001 2002 2003 2004
Year

SHAREHOLDERS' EQUITY
During 2004, shareholders' equity increased by $24.0 million, or 224.6%, to $34.7 million.


NET INCOME (LOSS)
(Dollars in Millions)
Dollars
10
0
-10
-20
-30
2000 2001 2002 2003 2004
Year

NET INCOME (LOSS)
The net loss for 2004 was $1.6 million as compared to $9.6 million for 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF MACKINAC FINANCIAL CORPORATION MANISTIQUE, MICHIGAN

Report Of Independent Registered Public Accounting Firm

Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Board of Directors and Shareholders
Mackinac Financial Corporation
Manistique, Michigan

We have audited the accompanying consolidated balance sheet of Mackinac Financial Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and changes in stockholders' equity and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mackinac Financial Corporation and Subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Grand Rapids, Michigan
March 18, 2005

Consolidated Balance Sheets

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
December 31, 2004 and 2003
(Dollars in Thousands)

	2004	2003
ASSETS		
Cash and due from banks	$ 4,230	$ 7,433
Federal funds sold	39,848	15,600
Cash and cash equivalents	44,078	23,033
Interest-bearing deposits in other financial institutions	18,535	6,048
Securities available for sale	57,075	84,774
Federal Home Loan Bank stock	4,754	4,544
Total loans	203,832	297,846
Allowance for loan losses	(6,966)	(22,005)
Net loans	196,866	275,841
Premises and equipment	10,739	13,747
Other real estate held for sale	1,730	4,356
Other assets	5,720	10,196
TOTAL ASSETS	$ 339,497	$ 422,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Non-interest-bearing deposits	$ 20,956	$ 26,179
Interest-bearing deposits	194,694	279,615
Total deposits	215,650	305,794
Borrowings	85,039	87,026
Subordinated debentures	-0-	12,450
Other liabilities	4,078	6,569
Total liabilities	304,767	411,839
Shareholders' equity:		
Preferred stock – No par value:		
Authorized 500,000 shares, no shares outstanding	-0-	-0-
Common stock and additional paid in capital– No par value		
Authorized – 18,000,000 shares		
Issued and outstanding –3,428,695 and 350,958, respectively	42,335	16,175
Retained earnings (Accumulated deficit)	(8,097)	(6,502)
Accumulated other comprehensive income	492	1,027
Total shareholders' equity	34,730	10,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 339,497	$ 422,539

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands, Except Per Share Data)

	2004	2003	2002
Interest income:			
Interest and fees on loans:			
Taxable	$ 14,517	$ 18,999	$ 29,615
Tax-exempt	1,180	1,534	2,256
Interest on securities:			
Taxable	2,401	2,277	3,360
Tax-exempt	171	230	266
Other interest income	584	601	472
Total interest income	18,853	23,641	35,969
Interest expense:			
Deposits	5,443	8,695	12,444
Borrowings	4,730	4,832	5,100
Subordinated debentures	442	488	545
Total interest expense	10,615	14,015	18,089
Net interest income	8,238	9,626	17,880
Provision for loan losses	-0-	-0-	26,658
Net interest income after provision for loan losses	8,238	9,626	(8,778)
Other income:			
Service fees	982	1,529	1,899
Loan and lease fees	17	58	1,095
Net security gains	-0-	427	746
Net gains on sale of loans	39	136	506
Gain on sale of branches	205	-0-	464
Gain on settlement of subordinated debentures	6,617	-0-	-0-
Other	682	1,081	548
Total other income	8,542	3,231	5,258
Other expenses:			
Salaries and employee benefits	8,032	5,973	7,589
Furniture and equipment	887	1,367	1,437
Occupancy	994	1,387	1,629
Data processing	1,220	1,517	1,894
Accounting, legal, and consulting fees	1,836	3,145	1,800
Loan and deposit	1,718	1,992	1,111
Telephone	382	1,382	1,305
Impairment loss on intangibles	-0-	60	3,647
Impairment loss on other real estate held for sale	265	400	2,418
Loss on sale of premises, equipment, and other real estate held for sale	459	362	648
Advertising	115	182	545
Amortization of acquisition intangibles	308	460	420
Other	2,012	1,889	2,620
Total other expenses	18,228	20,116	27,063
Loss before provision (credit) for income taxes	(1,448)	(7,259)	(30,583)
Provision (credit) for income taxes	147	2,329	(3,870)
Net loss	$ (1,595)	$ (9,588)	$ (26,713)
Loss per common share:			
Basic	$ (3.23)	$ (27.32)	$ (76.11)
Diluted	$ (3.23)	$ (27.32)	$ (76.11)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands, Except per Share Data)

	Shares of Common Stock	Common Stock and Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2001	**350,958**	**$ 16,175**	**$ 31,554**	**$ 160**	**$ 47,889**
Net loss			(26,713)		(26,713)
Other comprehensive loss: Net unrealized gain on securities available for sale				1,082	1,082
Total comprehensive income					(25,631)
Dividends declared ($5.00 per share)			(1,755)		(1,755)
Balance, December 31, 2002	**350,958**	**16,175**	**3,086**	**1,242**	**20,503**
Net loss			(9,588)		(9,588)
Other comprehensive loss: Net unrealized loss on securities available for sale				(215)	(215)
Total comprehensive loss					(9,803)
Balance, December 31, 2003	**350,958**	**16,175**	**(6,502)**	**1,027**	**10,700**
Additional shares issued as a result of 1:20 reverse stock split	817				
Common stock issuance	3,076,920	26,160	-0-	-0-	26,160
Net loss			(1,595)		(1,595)
Other comprehensive loss: Net unrealized loss on securities available for sale				(535)	(535)
Total comprehensive loss					(2,130)
Balance, December 31, 2004	**3,428,695**	**$ 42,335**	**$ (8,097)**	**$ 492**	**$ 34,730**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands)

	2004	2003	2002
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net (loss)	$ (1,595)	$ (9,588)	$ (26,713)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Provision for loan losses	-0-	-0-	26,658
Provision for impairment of intangible assets	-0-	60	3,647
Provision for impairment of other real estate held for sale	265	400	2,418
Provision for impairment of bank premises and equipment	-0-	669	-0-
Provision for depreciation and net amortization	1,580	2,546	2,424
Provision (credit) for deferred taxes	147	(543)	(6,580)
FHLB stock dividend	(210)	(169)	-0-
Net (gains) losses on sales of:			
Securities	-0-	(427)	(746)
Premises, equipment, and other real estate held for sale	459	356	648
Branches	(205)	-0-	(464)
Change in other assets	4,021	6,881	2,291
Change in other liabilities	(2,491)	(475)	1,850
Total adjustments	3,566	9,298	32,146
Net cash provided by (used in) operating activities	1,971	(290)	5,433
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits in other financial institutions	(12,487)	(4,038)	(492)
Payment for purchases of securities available for sale	(21,910)	(70,680)	(110,582)
Proceeds from sale of securities available for sale	-0-	36,601	95,245
Proceeds from calls and maturities of securities available for sale	48,840	15,928	11,234
Net decrease in loans	74,265	129,589	52,470
Proceeds from sale of premises, equipment, and other real estate held for sale	8,732	4,620	1,912
Capital expenditures	(150)	-0-	(878)
Net cash paid for branch sales	(25,018)	-0-	(6,437)
Net cash provided by investing activities	72,272	112,020	42,472

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands)

	2004	2003	2002
Cash flows from financing activities:			
Net decrease in deposits	$ (64,921)	$ (131,700)	$ (37,487)
Proceeds from borrowings	125	-0-	-0-
Principal payments on borrowings	(14,562)	(789)	(734)
Proceeds from issuance of common stock	26,160	-0-	-0-
Dividends paid	-0-	(-0-)	(1,755)
Net cash used in financing activities	(53,198)	(132,489)	(39,976)
Net increase (decrease) in cash and cash equivalents	21,045	(20,759)	7,929
Cash and cash equivalents at beginning	23,033	43,792	35,863
Cash and cash equivalents at end	$ 44,078	$ 23,033	$ 43,792
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 8,405	$ 14,456	$ 17,943
Income taxes paid or (refunded)	-0-	(2,137)	292
Noncash investing and financing activities:			
Transfer of foreclosures from loans to other real estate held for sale	4,762	4,340	4,705
Transfer of property from premises and equipment to other real estate held for sale	-0-	-0-	1,226
Lease receivable recorded in sale/leaseback transaction	-0-	-0-	154
Assets and liabilities divested in branch sales:			
Loans	11	-0-	4
Premises and equipment	1,442	-0-	-0-
Deposits	26,471	-0-	7,547
Other liabilities	-0-	-0-	23

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Mackinac Financial Corporation (the "Corporation") and Subsidiaries conform to accounting principles generally accepted in the United States and prevailing practices within the banking industry. Significant accounting policies are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, North Country Bank and Trust (the "Bank"), North Country Financial Group and other minor subsidiaries, after elimination of intercompany transactions and accounts.

Capital

On December 15, 2004, the Corporation consummated a recapitalization through the issuance of $30 million of common stock in a private placement. The net proceeds of this offering amounted to $26.2 million. This recapitalization provided the funding to enable the Corporation to recapitalize the Bank with a $15.5 million capital infusion. This capital infusion provided the Bank with enough capital to be deemed a "well capitalized" institution by regulatory standards. The Corporation used $6.5 million of the proceeds to settle the $12,450,000 liability of the subordinated debentures. The settlement of this liability also included the accrued interest of approximately $1.2 million. The Corporation recognized a gain from the settlement of the subordinated debentures of $6.6 million.

Nature of Operations

The Corporation's and the Bank's revenues and assets are derived primarily from banking activities. The Bank's primary market area is the upper peninsula and the northern portion of the lower peninsula of Michigan. The Bank provides to its customers commercial, real estate, agricultural, and consumer loans, as well as a variety of traditional deposit products. A significant portion, approximately 15%, of the Bank's commercial loan portfolio consists of leases to commercial and governmental entities, which are secured by various types of equipment. These leases are dispersed geographically throughout the country. Approximately 1% of the Corporation's business activity is with Canadian customers and denominated in Canadian dollars.

While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets, and impairment of intangible assets.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, non-interest-bearing deposits in correspondent banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities

The Corporation's securities are classified and accounted for as securities available for sale. These securities are stated at fair value. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized holding gains and losses on securities available for sale are reported as accumulated other comprehensive income within shareholders' equity until realized. When it is determined that securities or other investments are impaired and the impairment is other than temporary, an impairment loss is recognized in earnings and a new basis in the affected security is established. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated level of borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Interest Income and Fees on Loans

Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Interest income on impaired and nonaccrual loans is recorded on the cash basis. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Management has determined that the deferral of loan fees and costs would not be material.

Allowance for Loan Losses

The allowance for loan losses includes specific allowances related to commercial loans, which have been judged to be impaired. A loan is impaired when, based on current information, it is probable that the Corporation will not collect all amounts due in accordance with the contractual terms of the loan agreement. These specific allowances are based on discounted cash flows of expected future payments using the loan's initial effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The Corporation continues to maintain a general allowance for loan losses for loans not considered impaired. The allowance for loan losses is maintained at a level which management believes is adequate to provide for possible loan losses. Management periodically evaluates the adequacy of the allowance using the Corporation's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, current economic conditions, and other factors. The allowance does not include the effects of expected losses related to future events or future changes in economic conditions. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is unlikely. In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectability.

In management's opinion, the allowance for loan losses is adequate to cover probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio as of the balance sheet date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Real Estate Held for Sale

Other real estate held for sale consists of assets acquired through, or in lieu of, foreclosure and other long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Other real estate held for sale is initially recorded at the lower of cost or fair value, less costs to sell, establishing a new cost basis. Valuations are periodically performed by management, and the assets' carrying value is adjusted to the lower of cost basis or fair value less costs to sell. Impairment losses are recognized for any initial or subsequent write-downs. Net revenue and expenses from operations of other real estate held for sale is included in other expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of premises and equipment are reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits and the excess of purchase price over fair value of net assets (goodwill) acquired are stated at cost less accumulated amortization. The core deposit premium is amortized on a straight-line basis over a period of ten years and is subject to an annual impairment test based on the change in deposit base. Prior to 2002, goodwill was being amortized over a period of 15 years. During 2002 goodwill, (Note 10) was written off in its entirety.

The Corporation reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock option agreements.

Stock Option Plans

The Corporation sponsors three stock option plans. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. This plan was amended as a part of the recently completed stock offering and recapitalization. The amendment, approved by shareholders, increased the shares available under this plan by 428,587 shares from the original 25,000 (adjusted for the 1:20 split), to a total authorized share balance of 453,587. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 30,000 (adjusted for the 1:20 split), were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value of each option granted is estimated on the grant date using the Black-Scholes methodology. The following assumptions were made in estimating fair value for options granted for the years ended December 31, 2004 and 2003. There were no options granted in 2002.

	2004	2003	2002
Dividend yield	0.00%	0.00%	N/A
Risk-free interest rate	3.25%	1.25%	
Weighted average expected life (years)	4.0	7.0	
Expected volatility	30.00%	29.85%	

The weighted average fair value of options granted as of their grant date, using the assumptions shown above, was computed at $2.80 per share for options granted in 2004 and $.72 per share in 2003. Options granted in 2003 were forfeited as a result of the grantee's resignation.

The Corporation accounts for stock options using the intrinsic value method. For all options granted, the intrinsic value was zero; therefore, no compensation cost has been recognized for the plans. Had compensation cost been determined on the basis of fair value, net income and earnings per share would have been reduced for the years ended December 31 (dollars in thousands, except per share data) as follows:

	2004	2003	2002
Net (loss):			
As reported	$ (1,595)	$ (9,588)	$ (26,713)
Total stock-based compensation expense determined under fair value-based method	(6)	(36)	(94)
Pro forma	$ (1,601)	$ (9,624)	$ (26,807)
(Loss) per share - Basic:			
As reported	$ (3.23)	$ (27.32)	$ (76.11)
Pro forma	$ (3.24)	$ (27.42)	$ (76.40)
(Loss) per share - Diluted:			
As reported	$ (3.23)	$ (27.32)	$ (76.11)
Pro forma	$ (3.26)	$ (27.42)	$ (76.38)
Weighted average shares outstanding	494,305	350,958	350,958

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are recognized as a separate component of equity and accumulated other comprehensive income (loss).

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (loss) per share are based upon the weighted average number of shares outstanding. The following shows the computation of basic and diluted earnings (loss) per share for the years ended December 31 (dollars in thousands, except per share data):

	Net Income (Loss)	Weighted Average Number of Shares	Earnings (Loss) per Share
2004			
Earnings per share – Basic and diluted	$ (1,595)	494,305	$ (3.23)
2003			
Loss per share – Basic and diluted	$ (9,588)	350,958	$ (27.32)
2002			
Earnings per share – Basic and diluted	$ (26,713)	350,958	$ (76.11)

In the above disclosure the dilutive effect of additional shares outstanding, as a result of stock options exercisable, was not taken into account since additional shares outstanding have an antidilutive effect on loss calculated per share.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred asset will not be realized.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit.

In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this interpretation did not have a material effect on the Corporation's financial statements. See Note 22 for the disclosures currently required under FIN 45.

Reclassifications

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the 2004 presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets acquired outside of a business combination should be initially recognized. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The effect of the adoption of SFAS No. 142 and SFAS No. 147 is detailed in Note 10.

SFAS No 149 – In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on 'Derivative Instruments and Hedging Activities.' This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group (DIG) and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Adoption of this Standard did not have a material effect on the Corporation's financial statements.

SFAS No. 150 – In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this Standard had no financial statement impact to the Corporation.

FIN 46 – In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". This Interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements", for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The Corporation early adopted the provisions of FIN 46 related to the consolidation of one wholly-owned finance entity involved in the issuance of trust preferred securities. Effective July 1, 2003, the Corporation de-consolidated the wholly-owned issuing trust entity. The result of the de-consolidation had no impact to the financial statements of the Corporation.

SFAS No. 123 R – In December 2004, the FASB re-issued SFAS No. 123 "Accounting for Stock-Based Compensation" which becomes effective for interim periods beginning after June 15, 2005. This Statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for these stock options. This Statement applies to all unvested awards outstanding as of the effective date. The Corporation plans to adopt SFAS No. 123 for the period beginning after June 15, 2005 and does not expect a material impact on the Corporation's Consolidated Financial Statements.

NOTE 3 – ACQUISITIONS AND DIVESTITURES

During 2004, the Corporation sold the deposits and the premises and equipment of five branch offices. The total deposits sold amounted to $26,471,000 and the net book value of premises and equipment was $1,442,000. Other assets and liabilities divested in these branch sales were immaterial. The Corporation realized a gain of $205,000 on the sale of these branches.

In November 2002, the Corporation sold deposits and certain assets of the branch in Menominee. Deposits of $7,547,000, other liabilities of $23,000, and assets of $669,000 were divested in the transaction which resulted in a net gain on sale of $464,000. In July 2001, the Corporation sold deposits and certain assets of the St. Ignace and Mackinac Island branches and in November 2001, sold deposits and certain assets of the Curtis and Naubinway branches. Deposits of $22,720,000, other liabilities of $36,000, and assets of $805,000 were divested in transactions that resulted in gain on sale of $1,386,000.

NOTE 4 – RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the amount of $604,000 were restricted on December 31, 2004 to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Corporation maintains cash and due from bank balances with correspondent banks. Balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $100,000. Management believes that these financial institutions have strong credit ratings and the credit risk related to these deposits is minimal.

NOTE 5 – SECURITIES AVAILABLE FOR SALE

The carrying value and estimated fair value of securities available for sale are as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004				
US Agencies	$ 21,980	$ 1	$ 138	$ 21,843
Obligations of states and political subdivisions	3,711	318	-0-	4,029
Corporate securities	667	14	-0-	681
Mortgage-related securities	30,225	299	2	30,522
Total securities available for sale	$ 56,583	$ 632	$ 140	$ 57,075
December 31, 2003				
US Agencies	$ 36,017	$ 208	$ -0-	$ 36,225
Obligations of states and political subdivisions	3,772	333	-0-	4,105
Corporate securities	666	42	-0-	708
Mortgage-related securities	43,292	446	2	43,736
Total securities available for sale	$ 83,747	$ 1,029	$ 2	$ 84,774

NOTE 5 – SECURITIES AVAILABLE FOR SALE (CONTINUED)

Following is information pertaining to securities with gross unrealized losses at December 31, 2004 and 2003 aggregated by investment category and length of time these individual securities have been in a loss position (dollars in thousands):

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2004				
US Agencies	$ 138	$ 19,842	$ -0-	$ -0-
Mortgage-related securities	2	8,238	-0-	-0-
Total securities available for sale	$ 140	$ 28,080	$ -0-	$ -0-
December 31, 2003				
Mortgage-related securities	$ 2	$ 9,662	$ -0-	$ -0-
Total securities available for sale	$ 2	$ 9,662	$ -0-	$ -0-

Following is a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses for the years ended December 31 (dollars in thousands):

	2004	2003	2002
Proceeds from sales/calls of securities	$ 35,997	$ 36,601	$ 95,245
Gross gains on sales	-0-	588	799
Gross losses on sales	-0-	161	53

The carrying value and estimated fair value of securities available for sale at December 31, 2004, by contractual maturity, are shown below (dollars in thousands). Contractual maturities may differ from expected maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 7,712	$ 7,709
Due after one year through five years	15,300	15,198
Due after five years through ten years	1,091	1,263
Due after ten years	2,255	2,383
Subtotal	26,358	26,553
Mortgage-related securities	30,225	30,522
Total	$ 56,583	$ 57,075

The carrying value and estimated fair value of securities pledged to secure treasury deposits was $1.0 million, as of December 31 , 2004. See Note 12 for information on securities pledged to secure borrowings from the Federal Home Loan Bank.

NOTE 6 – LOANS

The composition of loans at December 31 (dollars in thousands) is as follows:

	2004	2003
Commercial real estate	$ 105,619	$ 161,976
Commercial, financial, and agricultural	47,446	80,988
One to four family residential real estate	45,292	51,120
Consumer	2,379	3,195
Construction	3,096	567
Total loans	$ 203,832	$ 297,846

An analysis of the allowance for loan losses for the years ended December 31 (dollars in thousands) is as follows:

	2004	2003	2002
Balance, January 1	$ 22,005	$ 24,908	$ 10,444
Provision for loan losses	-0-	-0-	26,658
Recoveries on loans	719	4,053	376
Loans charged off	(15,758)	(6,956)	(12,570)
Balance, December 31	$ 6,966	$ 22,005	$ 24,908

The allowance for loan losses was significantly impacted by loan charge-offs during 2004. The Corporation sold $25.2 million of loans, primarily nonperforming, during the first quarter of 2004 which resulted in a previously allocated specific reserve charge off of $7.4 million on these loans being recognized as a charge-off. The Corporation also sold $14.1 million of primarily nonperforming loans in December, which resulted in a $3.5 million charge to the reserve.

The aggregate amount of nonperforming residential and consumer loans was approximately $888,000 and $2,047,000 at December 31, 2004 and December 31, 2003, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on nonaccrual status, or loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. The interest income recorded and that which would have been recorded had residential and consumer nonaccrual and renegotiated loans been current, or not troubled, are not material to the consolidated financial statements for the year ended December 31, 2004 and 2003. The nonperforming commercial loans are reflected in the information regarding impaired loans.

NOTE 6 – LOANS (CONTINUED)

Impaired Loans

A loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement.

The following is a summary of impaired loans and their effect on interest income (dollars in thousands):

	Impaired Loans		Valuation Reserve	
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Balances, at period end				
Impaired loans with valuation reserve	$ 608	$ 39,993	$ 136	$ 5,350
Impaired loans with no valuation reserve	3,699	5,848	-0-	-0-
Total impaired loans	$ 4,307	$ 45,841	$ 136	$ 5,350
Impaired loans on nonaccrual basis	$ 4,307	$ 38,660	$ 136	$ 4,720
Impaired loans on accrual basis	-0-	7,181	-0-	630
Total impaired loans	$ 4,307	$ 45,841	$ 136	$ 5,350
Average investment in impaired loans	$ 17,036	$ 46,700		
Interest income recognized during impairment	1,053	1,307		
Interest income that would have been recognized on an accrual basis	803	2,793		
Cash-basis interest income recognized	863	718		

Insider Loans

The Bank, in the ordinary course of business, grants loans to the Corporation's executive officers and directors, including their families and firms in which they are principal owners. Activity in such loans is summarized below (dollars in thousands).

	2004	2003
Loans outstanding, January 1	$ 6,514	$ 10,987
New loans	365	-0-
Repayment	(765)	(4,480)
Increase related to new executive officers and directors	-0-	98
Decrease related to retired executive officers and directors	(6,051)	(91)
Loans outstanding, December 31	$ 63	$ 6,514

No related party loans were classified substandard as of December 31, 2004 and 2003.

NOTE 7 – PREMISES AND EQUIPMENT

Details of premises and equipment at December 31 (dollars in thousands) are as follows:

	2004	2003
Land	$ 2,121	$ 2,503
Buildings and improvements	11,624	13,424
Furniture, fixtures, and equipment	8,083	9,705
Totals	21,828	25,632
Less - Accumulated depreciation and amortization	11,089	11,885
Net book value	$ 10,739	$ 13,747

During 2004, the Bank sold the deposits and premises and equipment of five branch locations. The sales price of the premises and equipment, $1.442 million, was equal to the net book value at the date of sale, therefore no gain or loss was recognized.

Depreciation of premises and equipment charged to operating expenses amounted to $1,038,000 in 2004, $1,378,000 in 2003, and $1,633,000 in 2002.

NOTE 8 – OTHER REAL ESTATE HELD FOR SALE

An analysis of other real estate held for sale for the years ended December 31 (dollars in thousands) is as follows:

	2004	2003	2002
Balance, January 1	$ 4,356	$ 5,409	$ 4,211
Additions:			
Through, or in lieu of, foreclosure	4,762	4,340	4,705
Previously held	-0-	-0-	1,226
Impairment write-downs and payments applied	(265)	(848)	(2,418)
Other real estate sold	(7,123)	(4,545)	(2,315)
Balance, December 31	$ 1,730	$ 4,356	$ 5,409

NOTE 9 – INTANGIBLE ASSET

Included in other assets are core deposit premiums acquired through acquisitions. These core deposit premiums are considered an intangible asset. The carrying amount of the intangible asset for the years ended December 31 (dollars in thousands) is as follows:

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit premium	$ 3,734	$ 3,279	$ 5,403	$ 4,336

NOTE 9 – INTANGIBLE ASSET (CONTINUED)

During 2004, the Bank sold five branch offices with deposits of $26.471 million. Two of the branch offices sold had unamortized core deposit premiums of $304,000 at the time of the sale. The write-off of this core deposit premium reduced the gain on the sale of these branch locations.

The aggregate amortization expense for the years ended December 31, 2004, 2003, and 2002 was $308,000, $460,000, and $420,000, respectively.

The following table shows the estimated future amortization expense for the intangible asset. The projections of amortization expense are based on existing asset balances as of December 31, 2004 (dollars in thousands).

2005	$ 125
2006	125
2007	82
2008	78
2009	45
Total	$ 455

NOTE 10 – GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31 (dollars in thousands) are as follows:

	2002
Balance, January 1	$ 3,647
Goodwill acquired	-0-
Amortization	-0-
Impairment loss	(3,647)
Balance, December 31	$ -0-

As required by SFAS No. 142, adopted January 1, 2002, the Corporation is required to perform an annual impairment test on goodwill. The impairment test is based in large part on a comparison of the fair value of the Corporation's outstanding stock, with the carrying value of its net assets. During the fourth quarter of 2002, events occurred which were determined to, more likely than not, reduce the fair value of the Corporation. Therefore, as required by SFAS No. 142, an additional impairment test was completed. This test resulted in an identified potential impairment. Based on the size of the identified potential impairment, the entire balance of goodwill determined to be impaired and the impairment loss shown in the table above was recorded.

NOTE 11 – DEPOSITS

The distribution of deposits at December 31 (dollars in thousands) is as follows:

	2004	2003
Non-interest-bearing demand deposits	$ 20,956	$ 26,179
Savings, money market, and interest-bearing demand deposits	72,103	91,835
Time deposits	122,591	187,780
Total deposits	$ 215,650	$ 305,794

NOTE 11 – DEPOSITS (CONTINUED)

As of December 31, 2004, $1.7 million of deposits are from Canadian customers. Non-brokered time deposits of $100,000 or more were $16,329,000 and $18,599,000 at December 31, 2004 and 2003, respectively. Interest expense on non-brokered time deposits of $100,000 or more was $514,000, $785,000, and $1,510,000, for the years ended December 31, 2004, 2003, and 2002, respectively.

Maturities of time deposits outstanding at December 31, 2004, (dollars in thousands) are as follows:

2005	$ 83,907
2006	25,322
2007	10,672
2008	1,780
2009	152
Thereafter	758
	$ 122,591

NOTE 12 – BORROWINGS

Borrowings consist of the following at December 31 (dollars in thousands):

		2004	2003
Federal Home Loan Bank:			
	Fixed-rate advance at 7.37%, maturing April 15, 2004	$ -0-	$ 64
	Fixed-rate advance at 7.59%, maturing May 17, 2004	-0-	112
	Fixed-rate advance at 6.35%, maturing July 7, 2004	-0-	1,000
*	Fixed-rate advance at 6.50%, maturing October, 17, 2005	473	904
*	Fixed-rate advance at 7.06%, maturing May 15, 2006	3,082	3,395
*	Convertible - Fixed-rate advance at 5.49%, callable quarterly, maturing June 23, 2008	10,000	10,000
*	Convertible - Fixed-rate advance at 5.66%, callable quarterly, maturing October 21, 2009	10,000	10,000
*	Convertible - Fixed-rate advance at 6.22%, callable quarterly, maturing February 22, 2010	10,000	10,000
*	Convertible - Fixed-rate advance at 6.50%, callable quarterly, maturing June 22, 2010	10,000	10,000
*	Convertible - Fixed-rate advance at 5.99%, callable quarterly, maturing June 23, 2010	5,000	5,000
	Convertible - Fixed-rate advance at 4.98%, callable quarterly, maturing December 20, 2010	5,000	5,000
	Convertible - Fixed-rate advance at 5.16%, callable quarterly, maturing December 28, 2010	10,000	10,000
	Convertible - Fixed-rate advance at 4.50%, callable quarterly, maturing January 10, 2011	10,000	10,000
	Convertible - Fixed-rate advance at 4.35%, callable quarterly, maturing February 5, 2011	10,000	10,000
		83,555	85,475
Farmers Home Administration:			
	Fixed-rate note payable to Farmers Home Administration, maturing August 24, 2024, interest payable at 1%	1,484	1,551
Total borrowings		$ 85,039	$ 87,026

NOTE 12 – BORROWINGS (CONTINUED)

* The Corporation prepaid $48,555 of the Federal Home Loan Bank borrowings in the first quarter of 2005. The Corporation incurred a $4.3 million penalty as a result of this prepayment.

The FHLB has the option to convert the above listed convertible - fixed-rate advances to adjustable rate advances, repricing quarterly at three month LIBOR Flat, on the original call date and quarterly thereafter.

Maturities of borrowings outstanding at December 31, 2004, (dollars in thousands) are as follows:

2005	$	473
2006		3,082
2007		-0-
2008		10,000
2009		10,000
Thereafter		61,484
Total	$	85,039

The Federal Home Loan Bank borrowings are collateralized at December 31, 2004, by the following: a collateral agreement on the Corporation's one- to four-family residential real estate loans with a book value of approximately $32,269,000; commercial real estate leases with a book value of approximately $11,838,000; U.S. government agency and mortgage-backed securities with an amortized cost and estimated fair value of $52,205,000 and $52,365,000, respectively; an interest-bearing deposit in the amount of $18,490,400; and Federal Home Loan Bank stock owned by the Bank totaling $4,754,100. Prepayment of the advances is subject to the provisions and conditions of the credit policy of the Federal Home Loan Bank of Indianapolis in effect as of December 31, 2004.

The U.S.D.A. Rural Development borrowing is collateralized by loans totaling $568,000 originated and held by the Corporation's wholly owned subsidiary, First Rural Relending and an assignment of a demand deposit account in the amount of $1,053,000, and guaranteed by the Corporation.

NOTE 13 – INCOME TAXES

The components of the federal income tax provision (credit) for the years ended December 31 (dollars in thousands) are as follows:

		2004		2003		2002
Current tax expense (credit)	$	147	$	(111)	$	(4,290)
Deferred tax credit		(2,257)		(543)		(6,580)
Change in valuation allowance		2,257		2,983		7,000
Total provision (credit) for income taxes	$	147	$	2,329	$	(3,870)

NOTE 13 – INCOME TAXES (CONTINUED)

A summary of the source of differences between income taxes at the federal statutory rate and the provision (credit) for income taxes for the years ended December 31 (dollars in thousands) is as follows:

	2004	2003	2002
Tax expense (credit) at statutory rate	$ (492)	$ (2,468)	$ (10,398)
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(415)	(540)	(777)
Intangible asset amortization and impairment	105	10	690
Change in valuation allowance	2,257	2,983	7,000
Minimum Tax	-0-	1,313	-0-
Other	(1,308)	1,031	(385)
Provision (credit) for income taxes	$ 147	$ 2,329	$ (3,870)

Included in the total provision for income taxes are expenses of $-0-, $145,000, and $254,000 for the years ended December 31, 2004, 2003, and 2002, respectively, related to security transactions.

Deferred income taxes are provided for the temporary differences between the financial reporting and tax bases of the Corporation's assets and liabilities. The major components of net deferred tax assets at December 31 (dollars in thousands) are as follows:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 2,369	$ 7,482
Deferred compensation	453	436
Intangible assets	580	638
Other real estate	388	173
Alternative Minimum Tax Credit	1,463	1,313
NOL carryforward	8,281	2,208
Depreciation	194	-0-
Tax credit carryovers	672	138
Other	48	24
Total deferred tax assets	14,448	12,412
Valuation allowance	(14,448)	(12,191)
Deferred tax liabilities:		
Depreciation	-0-	(221)
Total deferred tax liabilities	-0-	(221)
Net deferred tax asset (liability)	$ -0-	$ -0-

A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax asset will not be realized. At December 31, 2004 and 2003, the Corporation established a valuation allowance against the net deferred tax asset which would require future taxable income in order to be utilized. The Corporation has a net operating loss carryforward for tax purposes of approximately $24.4 million which could only be benefited if the Corporation returns to profitability. This net operating loss carryforward will expire in the 2024 tax year.

NOTE 14 – OPERATING LEASES

The Corporation leases space at three branch offices. The leases, expiring during the next two years, are classified as operating leases. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms in excess of one year consisted of the following (dollars in thousands):

	Operating Leases
2005	$ 54
2006	23
Total	$ 77

Rent expense for all operating leases amounted to $108,000 in 2004, $232,000 in 2003, and $295,000 in 2002.

NOTE 15 – RETIREMENT PLAN

The Corporation has established a 401(k) profit sharing plan. Employees who have completed three months of service and attained the age of 18 are eligible to participate in the plan. Eligible employees can elect to have a portion, not to exceed 15%, of their annual compensation paid into the plan. In addition, the Corporation may make discretionary contributions into the plan. Retirement plan contributions charged to operations totaled $146,000, $78,000, and $140,000 for 2004, 2003, and 2002, respectively.

NOTE 16 – DEFERRED COMPENSATION PLANS

As an incentive to retain key members of management and directors, the Corporation has a deferred compensation plan, with benefits based on the number of years the individuals have served the Corporation. A liability is recorded on a present value basis and discounted using the rates in effect at the time the deferred compensation agreement is entered into. The liability may change depending upon changes in long-term interest rates. The liability at December 31, 2004 and 2003, for vested benefits under this plan was $1,338,000 and $1,335,000 respectively. The Corporation maintains life insurance policies on the plan participants. Death benefits received from the life insurance policies will be used to offset the obligations under the plan. The cash surrender value of the policies was $1,601,000 and $1,635,000 at December 31, 2004 and 2003, respectively. Deferred compensation expense for the plan was $194,000, $157,000 and $266,000 for 2004, 2003, and 2002 respectively.

NOTE 17 – SUBORDINATED DEBENTURES

The Corporation owns a Delaware business trust, North Country Capital Trust (the "Trust"). The Trust exists solely to issue capital securities. Prior to the adoption of FIN 46, the Corporation consolidated this entity as a result of its ownership of the outstanding common securities. This entity meets the FIN 46 definition of a VIE, but the Corporation is not the primary beneficiary in the entity. As such, the Corporation deconsolidated this entity in 2003. The Trust has issued trust preferred securities and invested the net proceeds in subordinated debentures issued to the Trust by the Corporation. The subordinated debentures are the sole asset of the Trust. The Corporation, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities. The Federal Reserve Board has accorded the trust preferred securities Tier I capital status up to 25% of Tier I capital.

As part of the recapitalization through the issuance of $30 million in common stock in a private placement, the subordinated debentures were paid off. This payoff settlement was negotiated with all of the holders of the subordinated debentures. The payment for the debentures was in settlement of $12,450,000 in principal and accrued interest. The total settlement price was $6,500,000 and resulted in the Corporation recording a gain on the settlement of $6,617,000.

Distributions on the trust preferred securities were payable quarterly on February 14, May 14, August 14, and November 14. The trust preferred subordinated debentures agreement allowed for the suspension of these payments for up to 20 quarters. Management deferred the quarterly payments due from November 14, 2002 through December 15, 2004.

NOTE 18 - CAPITAL

On December 16, 2004, the Corporatiŏn consummated a recapitalization through the issuance of $30 million of common stock in a private placement. The net proceeds of this offering amounted to $26.2 million. This recapitalization provided the funding to enable the Corporation to recapitalize the Bank with a $15.5 million capital infusion. This capital infusion provided the Bank with enough capital to be deemed a "well capitalized" institution by regulatory standards. The Corporation used $6.5 million of the proceeds to settle the $12,450,000 liability of the subordinated debentures. The settlement of this liability also included the accrued interest of approximately $1.2 million. The Corporation recognized a gain from the settlement of the subordinated debentures of $6.6 million.

NOTE 19 - REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management has determined that, as of December 31, 2004, the Corporation is well capitalized.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In addition, federal banking regulators have established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action. Although the Bank was well capitalized, it was still operating under a Cease and Desist order as of December 31, 2004 which is discussed further below. As a result of this classification, the Bank has been paying increased premiums on FDIC deposit insurance.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Corporation's and the Bank's actual and required capital amounts and ratios as of December 31 (dollars in thousands) are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004						
Total capital (to risk-weighted assets):						
Consolidated	$ 36,779	16.0%	≥$ 18,348	≥ 8.0%	N/A	
North Country Bank & Trust	$ 34,855	15.2%	≥$ 18,303	≥ 8.0%	≥ $ 22,879	≥10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 33,861	14.8%	≥$ 9,174	≥ 4.0%	N/A	
North Country Bank & Trust	$ 31,943	14.0%	≥$ 9,151	≥ 4.0%	≥$ 13,727	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 33,861	10.7 %	≥$ 13,045	≥ 4.0%	N/A	
North Country Bank & Trust	$ 31,943	9.8%	≥$ 13,081	≥ 4.0%	≥$ 16,351	≥5.0%
2003						
Total capital (to risk-weighted assets):						
Consolidated	$ 21,730	7.2%	≥$ 24,144	≥ 8.0%	N/A	
North Country Bank & Trust	$ 24,973	8.3%	≥$ 24,070	≥ 8.0%	≥$ 30,088	≥ 10.0%
Tier I capital (to risk-weighted assets):						
Consolidated	$ 10,865	3.6%	≥$ 17,244	≥ 4.0%	N/A	
North Country Bank & Trust	$ 20,967	6.9%	≥$ 12,155	≥ 4.0%	≥$ 18,232	≥ 6.0%
Tier I capital (to average assets):						
Consolidated	$ 10,865	2.5%	≥$ 23,837	≥ 4.0%	N/A	
North Country Bank & Trust	$ 20,967	4.8%	≥$ 17,472	≥ 4.0%	≥$ 21,840	≥ 5.0%

The Bank is restricted, by banking regulations, from making dividend distributions above prescribed amounts. At December 31, 2004, the Bank was not authorized to pay dividends to the Corporation without prior regulatory approval because of a negative retained earnings balance due to cumulative losses and as a restriction of the Order.

History

In October 2001, the Bank was notified by the FDIC that it was a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

NOTE 19 – REGULATORY MATTERS (CONTINUED)

In September 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS"), and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities. The agreements relating to the trust preferred securities allow for the suspension of payments for up to 20 quarters. Therefore, the suspension of the interest payments did not violate the agreement.

Following the completion of the regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS in November 2002, and the Bank's receipt of the related Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal order (the "Order") under Federal and State banking laws. The Order became effective on April 5, 2003, and was to remain in effect until modified or terminated by action of the FDIC and the OFIS. The Order identified deficiencies in the Bank's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also required the Bank to maintain specified capital ratios during the life of the Order.

The Order required the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report.

Significant progress was made by the Corporation in addressing all of the deficiencies of the Order. The most significant event, which occurred in mid-December 2004, was the consummation of a $30 million stock offering through a private placement that resulted in net proceeds of $26.2 million. This recapitalization allowed the Corporation to inject $15.5 million of capital into the Bank which satisfied all of the capital requirements of the Order.

On February 8, 2005, the Order was formally removed, however, the Bank entered into an informal agreement which requires the Bank to maintain a Tier 1 Capital ratio of at least 8%. The Bank is also required to have regulatory approval before paying dividends.

NOTE 20 – STOCK OPTION PLANS

The Corporation sponsors three stock option plans. All historical information presented below has been adjusted to reflect the 1 for 20 reverse stock split which occurred on December 15, 2004. One plan was approved during 2000 and applies to officers, employees, and nonemployee directors. A total of 25,000 shares were made available for grant under this plan. This plan was amended as a part of the recapitalization to provide for additional authorized shares equal to 12 ½% of all outstanding shares subsequent to the recapitalization, which amounted to 428,587 shares. The other two plans, one for officers and employees and the other for nonemployee directors, were approved in 1997. A total of 30,000 shares were made available for grant under these plans. Options under all of the plans are granted at the discretion of a committee of the Corporation's Board of Directors. Options to purchase shares of the Corporation's stock are granted at a price equal to the market price of the stock at the date of grant. The committee determines the vesting of the options when they are granted as established under the plan.

NOTE 20 – STOCK OPTION PLANS (CONTINUED)

A summary of stock option transactions for the years ended December 31 is as follows:

	Number of Shares		
	2004	2003	2002
Outstanding shares at beginning of year	27,483	38,616	44,736
Granted during the year	257,152	2,500	-0-
Expired / forfeited during the year	(1,636)	(13,633)	(6,120)
Outstanding shares at end of year	282,999	27,483	38,616
Weighted average exercise price per share at end of year	$ 34.55	$ 278.80	$ 282.20
Shares available for grant at end of year	138,899	17,912	6,779

As part of the recapitalization of the Corporation, options were granted to two new senior executives of the Corporation and Bank. These options, totaling 257,152 shares, were granted at an exercise price of $9.75 per share or market value. The market value was based upon the offering price of the common stock in the private placement.

Options in 2003 were granted at $59.00 per share (as adjusted for the 1 for 20 reverse stock split). These same options expired in 2003 as a result of the grantee's resignation. No options were granted in 2002. Under these plans, options expire ten years after the date of grant.

Following is a summary of the options outstanding and exercisable at December 31, 2004:

Exercise Price Range	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price
$9.75	257,152	120,861	10.0	$ 9.75
$156.00 - $240.00	11,850	11,850	4.3	182.07
$300.00 - $406.60	13,997	13,997	3.1	365.34
	282,999	146,708	9.4	$ 34.55

NOTE 21 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes for the years ended December 31 (dollars in thousands) were as follows:

	2004	2003	2002
Unrealized holding gains on available for sale securities	$ (535)	$ 212	$ 2,338
Less reclassification adjustments for gains later recognized in income	-0-	427	746
Net unrealized gains (losses)	(535)	(215)	1,592
Tax effect	-0-	-0-	510
Other comprehensive income (loss)	$ (535)	$ (215)	$ 1,082

NOTE 22 - COMMITMENTS, CONTINGENCIES, AND CREDIT RISK

Financial Instruments With Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. These commitments at December 31 (dollars in thousands) are as follows:

	2004	2003
Commitments to extend credit:		
Fixed rate	$ 638	$ 3,870
Variable rate	10,889	73,651
Standby letters of credit - Variable rate	17,970	14,498
Credit card commitments - Fixed rate	2,995	3,381
	$ 32,492	$ 95,400

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are irrevocable commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The commitments are structured to allow for 100% collateralization on all standby letters of credit.

Credit card commitments are commitments on credit cards issued by the Corporation's subsidiary and serviced by other companies. These commitments are unsecured.

Contingencies

In the normal course of business, the Corporation is involved in various legal proceedings. For expanded discussion on the Corporation's legal proceedings, see Note 25.

Concentration of Credit Risk

The Bank grants commercial, residential, agricultural, and consumer loans throughout Michigan. The Bank's most prominent concentration in the loan portfolio relates to commercial loans to entities within the hospitality and tourism industry. This concentration represents $52.7 million, or 34.4%, of the commercial loan portfolio as compared to $76.1 million or 31.3% of the commercial loan portfolio on December 31, 2003. The remainder of the commercial loan portfolio is diversified in such categories as gaming, petroleum, forestry, and agriculture. Due to the diversity of the Bank's locations, the ability of debtors of residential and consumer loans to honor their obligations is not tied to any particular economic sector.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments:

Cash, cash equivalents, and interest-bearing deposits - The carrying values approximate the fair values for these assets.

Securities - Fair values are based on quoted market prices where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank stock – Federal Home Loan Bank stock is carried at cost, which is its redeemable value and approximates its fair value, since the market for this stock is limited.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and, therefore, discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Deposits - The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits and savings, is equal to the amount payable on demand at the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows applying interest rates currently being offered on similar time deposits.

Borrowings - Rates currently available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The fair value of borrowed funds due on demand is the amount payable at the reporting date.

Accrued interest - The carrying amount of accrued interest approximates fair value.

Subordinated debentures – The carrying value is considered to estimate fair value as this financial instrument reprices frequently and fully.

Off-balance-sheet instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since the differences in the current fees and those reflected to the off-balance-sheet instruments at year-end are immaterial, no amounts for fair value are presented.

NOTE 23 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table presents information for financial instruments at December 31 (dollars in thousands):

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 44,078	$ 44,078	$ 23,033	$ 23,033
Interest-bearing deposits	18,535	18,535	6,048	6,048
Securities available for sale	57,075	57,075	84,774	84,774
Federal Home Loan Bank stock	4,754	4,754	4,544	4,544
Net loans	196,866	199,551	275,841	272,093
Accrued interest receivable	1,909	1,909	2,811	2,811
Directors deferred compensation	1,629	1,629	1,635	1,635
CSV of life insurance	1,338	1,338	1,336	1,336
Total financial assets	$ 324,846	$ 327,531	$ 398,686	$ 394,038
Financial liabilities:				
Deposits	$ 215,650	$ 215,835	$ 305,794	$ 306,847
Borrowings	85,039	89,142	87,026	95,244
Accrued interest payable	794	794	2,090	2,090
Subordinated debentures	-0-	-0-	12,450	12,450
Total financial liabilities	$ 302,821	$ 307,109	$ 408,696	$ 417,967

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

BALANCE SHEETS
December 31, 2004 and 2003
(Dollars in Thousands)

ASSETS

	2004	2003
Cash and cash equivalents	$ 2,313	$ 423
Investment in subsidiaries	33,288	23,328
Other assets	26	590
TOTAL ASSETS	$ 35,627	$ 24,341

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Liabilities	$ 897	$ 805
Subordinated debentures	-0-	12,836
Total liabilities	897	13,641
Total shareholders' equity	34,730	10,700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,627	$ 24,341

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands)

	2004	2003	2002
Income:			
Dividends received from subsidiaries	$ -0-	$ -0-	$ 2,704
Security gains	-0-	102	-0-
Gain on settlement of subordinated debentures	6,617	-0-	-0-
Other	13	17	44
Total income	6,630	119	2,748
Expenses:			
Salaries and benefits	1,568	66	68
Interest	458	504	562
Accounting, legal and consulting fees	1,031	746	261
Other	183	126	150
Total expenses	3,240	1,442	1,041
Income (loss) before credit for income taxes and equity in undistributed net income (loss) of subsidiaries	3,390	(1,323)	1,707
Credit for income taxes	-0-	-0-	(349)
Income before equity in undistributed net income (loss) of subsidiaries	3,390	(1,323)	2,056
Equity in undistributed net (loss) of subsidiaries	(4,985)	(8,265)	(28,769)
Net (loss)	$ (1,595)	$ (9,588)	$ (26,713)

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

NOTE 24 - PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003, and 2002
(Dollars in Thousands)

	2004	2003	2002
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net (loss)	$ (1,595)	$ (9,588)	$ (26,713)
Adjustments to reconcile net (loss) to net cash provided by operating activities:			
Provision for depreciation and amortization	26	28	29
Net gain on settlement of subordinated debentures	(6,617)	-0-	-0-
Equity in undistributed net loss of subsidiaries	4,985	8,265	28,769
Change in other assets	59	486	178
Change in other liabilities	872	518	164
Total adjustments	(675)	9,297	29,140
Net cash provided by (used in) operating activities	(2,270)	(291)	2,427
Cash flows from financing activities:			
Proceeds from issuance of common stock	26,160	-0-	-0-
Payment in settlement of subordinated debentures	(6,500)	-0-	-0-
Investments in subsidiaries	(15,500)	-0-	-0-
Dividends paid	-0-	-0-	(1,755)
Net cash used in financing activities	4,160	-0-	(1,755)
Net increase (decrease) in cash and cash equivalents	1,890	(291)	672
Cash and cash equivalents at beginning	423	714	42
Cash and cash equivalents at end	$ 2,313	$ 423	$ 714

NOTE 25 – LEGAL PROCEEDINGS

The Corporation and its subsidiaries are subject to routine litigation incidental to the business of banking. In addition, the Corporation or the Bank are subject to the Order referred to below, and the litigation and arbitration described below. Information regarding the Order is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Capital and Regulatory" in this report, and is incorporated here by reference. The litigation and arbitration that is not routine and incidental to the business of banking is described below.

Securities Litigation

In an action styled *Lanctot v. Littlejohn, et al.*, filed in the U.S. District Court for the Western District of Michigan on June 13, 2003, a shareholder of the Corporation brought a class action against the Corporation, its former chairman, chief executive

NOTE 25 - LEGAL PROCEEDINGS (CONTINUED)

officer and director, Ronald G. Ford, and its former chief executive officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

In another action styled *Rosen v. North Country Financial Corporation, et al.*, filed in the U.S. District Court for the Western District of Michigan on June 23, 2003, a former shareholder of the Corporation brought a class action against the Corporation, its former chairman, chief executive officer and director, Ronald G. Ford, and its former chief executive officer and director, Sherry L. Littlejohn, for alleged violations of Federal securities laws.

On September 2, 2003, pursuant to 15 U.S.C. § 78-u-4(a)(3)(B), plaintiff Charles Lanctot filed a motion requesting the Court to consolidate the two securities class action cases *(Lanctot* and *Rosen)* under the caption *In re North Country Financial Corporation Securities Litigation*, to appoint him as "Lead Plaintiff" in the consolidated cases, and to approve the selection of his counsel as "Lead Plaintiff's Counsel." In an Order dated September 29, 2003, the Court among other things consolidated the *Lanctot* and *Rosen* actions, designated Charles D. Lanctot and John F. Stevens as "Lead Plaintiffs," and designated "Co-Lead Counsel" and "Liaison Counsel" for the class.

On December 1, 2003, the plaintiffs filed their Corrected Consolidated Amended Class Action Complaint ("Amended Complaint"), which added John F. Stevens as a plaintiff. The Amended Complaint, which demanded a jury trial, was brought on behalf of all persons, subject to certain exceptions, who purchased the Corporation's common stock during the period from November 13, 2000, through April 15, 2003. It alleged that the Corporation and the individual defendants violated section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 of the Securities and Exchange Commission (the "SEC") issued under the Exchange Act, by disseminating materially false and misleading statements and/or concealing material adverse facts concerning the financial condition and operations of the Corporation, with knowledge, or in reckless disregard, of the materially false and misleading character thereof. The Amended Complaint also alleged violations of Section 20 of the Exchange Act by the individual defendants, by reason of their control, at relevant times, of the Corporation. Among other things, the Amended Complaint was based upon allegations of deficiencies in the Corporation's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the Federal Deposit Insurance Corporation ("FDIC") Rules and Regulations, and the Michigan Banking Code of 1999. The Amended Complaint further alleged that the Corporation's acquisition of American Financial Mortgage, which had an "unusually large number of defaulted loans . . . which triggered the attention of banking regulators"; that a Cease and Desist Order, dated March 26, 2002, which was attached as Exhibit 1 to the Amended Complaint, demonstrated how defendants made "false statements" in public filings and other communications, and were required to take "corrective actions;" that various public filings were "false because the Company's operations resulted in an excessive level of adversely classified assets, delinquent loans, and nonaccrual loans as well as an inadequate level of capital protection for the kind and quality of assets held;" that, "according to former employees, loans for Company insiders and their related entities were often approved regardless of the quality of the loan;" and, that the Corporation incorrectly attributed its performance to the World Trade Center disaster and other factors impacting tourism and hospitality businesses, instead of disclosing "insider loans," a "disproportionately high loan concentration" in the hospitality industry, and information about the Corporation's banking practices and loan loss reserves. The Amended Complaint sought certification of a class consisting of all persons who purchased the common stock of the Corporation on the open market between the dates noted above, compensatory damages on a joint and several basis against all defendants, including the Corporation, plus interest and costs, including attorney's fees and expert's fees.

On January 23, 2004, the Corporation and the other defendants filed their Joint Motion to Dismiss the Corrected Consolidated Amended Class Action Complaint, principally based on the ground that plaintiffs had not adequately plead that the Corporation, through its officers and directors, acted with the intent to defraud the investing public under the standard articulated in *Helwig v. Vencor, Inc.*, 251 F.3d 540 (6th Cir. 2001), *cert. dismissed*, 536 U.S. 935, 122 S.Ct. 2616 (2002). During the pendency of the motion to dismiss, a stay of "all discovery and other proceedings" automatically was imposed under 15 U.S.C. § 78u-4(b)(3)(B). Plaintiffs filed their Brief in Opposition to Defendants' Motion to Dismiss on March 8, 2004. Defendants filed a reply brief in support of their Motion to Dismiss on March 23, 2004. The Court scheduled an oral argument on the Motion to Dismiss for May 17, 2004.

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

Shortly before the hearing on the Motion to Dismiss, Plaintiffs, the Corporation and the individual Defendants and their insurer reached a settlement in principle of all claims asserted in the consolidated actions. On June 18, 2004, the parties submitted to the Court their Stipulation of Settlement, which described in detail the terms and conditions of the settlement. The parties subsequently modified the Stipulation, which was reflected in the Revised and Amended Stipulations of Settlement submitted to the Court.

On August 23, 2004, the Court granted conditional approval of the settlement as set forth in the Second Revised and Amended Stipulation of Settlement. On October 15, 2004, the Court preliminarily certified a class for purposes of settlement only, approved a form of notice of hearing to be distributed to class members, and scheduled a hearing concerning final approval of the settlement. As modifed by a Stipulated Order entered on October 29, 2004, the plaintiffs were allowed to mail notice of the proposed settlement to members of the class. Members of the class were permitted to opt out of the class by written request postmarked no later than November 29, 2004. Members of the class who did not opt out and who filed written notice no later than November 24, 2004, were permitted to object to approval of the settlement at the hearing concerning final approval before the Court.

On December 1, 2004, the Court held the hearing concerning final approval of the settlement. At the conclusion of the hearing, the Court entered its Order and Final Judgment, in which the Court (i) certified the action as a class action, (ii) certified the plaintiff class, (iii) determined the settlement (as modified by the Order and Final Judgment) to be fair, reasonable, adequate, and in the best interests of the plaintiff class, (iv) approved the settlement, (v) specified the claims procedure for members of the plaintiff class, (vi) awarded fees to counsel for the plaintiff class, and (vii) dismissed the action as to the plaintiff class and all defendants with prejudice. Under the terms of the settlement approved by the Court, the settlement fund for the plaintiff class and its counsel aggregated $750,000, of which the Corporation contributed $250,000, and the individual defendants contributed $500,000. The amount contributed by the individual defendants was covered by insurance.

Shareholder's Derivative Litigation

Damon Trust v. Bittner, et al.

In an action styled *Virginia M. Damon Trust v. North Country Financial Corporation, Nominal Defendant, and Dennis Bittner, Bernard A. Bouschor, Ronald G. Ford, Sherry L. Littlejohn, Stanley J. Gerou II, John D. Lindroth, Stephen Madigan, Spencer Shunk, Michael Henrickson, Glen Tolksdorf, and Wesley Hoffman,* filed in the U.S. District Court for the Western District of Michigan on July 1, 2003, a shareholder of the Corporation has brought a shareholder's derivative action under Section 27 of the Exchange Act against the Corporation and certain of its current and former directors and senior executive officers. The Complaint, which demands a jury trial, is brought on behalf of the Corporation against the individual defendants. It alleges that the individual defendants have caused loss and damage to the Corporation through breaches of their fiduciary duties of oversight and supervision by failing (i) adequately to safeguard the assets of the Corporation, (ii) to ensure that adequate administrative, operating, and internal controls were in place and implemented, (iii) to ensure that the Corporation was operated in accordance with legally-prescribed procedures, and (iv) to oversee the audit process to ensure that the Corporation's assets were properly accounted for and preserved. The Complaint further alleges that the individual defendants violated Section 14(a) of the Exchange Act by making materially false and misleading statements in the proxy statement mailed to shareholders in connection with the annual meeting of the Corporation held May 29, 2000, and the adoption by the shareholders at that meeting of the Corporation's 2000 Stock Incentive Plan. The Complaint also alleges that Mr. Ford and Ms. Littlejohn, through a series of compensation arrangements, stock options, and employment agreements obtained by them through improper means resulting from the offices they held with the Corporation, received excessive compensation, to the injury of the Corporation. Among other things, the Complaint is based upon allegations of material misstatements or omissions in filings made by the Corporation with the SEC, and deficiencies in the Corporation's policies and procedures for safe and sound operation, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board, FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Complaint seeks (i) rescission of the approval of the 2000 Stock Incentive Plan and return of all stock and options granted under

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

the Plan, (ii) a declaration that the individual defendants breached their fiduciary duty to the Corporation, (iii) an order to the individual defendants to account to the Corporation for all losses and/or damages by reason of the acts and omissions alleged, (iv) an order to each of the individual defendants to remit to the Corporation all salaries and other compensation received for periods during which they breached their fiduciary duties, (v) compensatory damages in favor of the Corporation, (vi) injunctive relief, and (vii) interest, costs, and attorney's and expert's fees.

By letter dated September 17, 2003, and expressly without prejudice to the argument that any such written demand is not required, plaintiff's counsel purported to make a written demand that the Corporation pursue a number of indicated putative claims against: (1) present and former officers and directors of the Corporation who also are the individual defendants in the *Damon* action, and (2) the certified public accounting firm of Wipfli, Ullrich, Bertelson, LLP.

On September 18, 2003, the Corporation filed a motion to dismiss the *Damon* action because plaintiff did not satisfy the mandatory precondition, under Section 493a of the Michigan Business Corporation Act ("MBCA"), M.C.L.§ 450.1493a, for filing a shareholder derivative action that the shareholder must first have submitted a written demand that the Corporation pursue in its own right the claims asserted by the shareholder (the plaintiff here). Certain of the individual defendants in the *Damon* action filed their own motion to dismiss on November 25, 2003, in which motion the other individual defendants later joined. The plaintiff filed an Opposition to both motions to dismiss on January 9, 2004, and on January 30, 2004, the defendants filed reply briefs in support of their motions to dismiss.

On March 22, 2004, the Court issued an Opinion and Order granting in part and denying in part the motions to dismiss in the *Damon* case. The Court dismissed the Section 14(a) claim against all of the defendants as barred by the statute of limitations and, as further grounds, dismissed that claim as to those who were not directors at the time of the mailing of the proxy statement. The Court has permitted the plaintiff to proceed with its breach of fiduciary duty claims against the Directors on the grounds that the plaintiff cured its procedural failings by subsequently transmitting a demand letter as required by Section 493 of the MBCA.

On April 19, 2004, the Court entered an Order Granting Stipulation to Grant Plaintiff Leave to File Amended Complaint and to Grant Related Relief to All Parties. On May 14, 2004, the plaintiff filed an Amended Complaint and, thereafter, all Defendants timely filed Answers to the Amended Complaint. In its Answer, the Corporation averred that the plaintiff's claims are asserted for and on behalf of the Corporation, that the plaintiff does not assert any claims against the Corporation and, therefore, the Corporation properly should be realigned as a plaintiff in the action.

During the above described proceedings, on November 11, 2003, the Corporation filed a motion, as permitted by section 495 of the MBCA, M.C.L.§ 450.1495, requesting the Court to appoint a disinterested person to conduct a reasonable investigation of the claims made by the plaintiff and to make a good faith determination whether the maintenance of the derivative action is in the best interests of the Corporation. After additional written submissions to the Court by the defendants and the plaintiff concerning the issues presented by this motion, and after several conferences with the Court, on May 20, 2004, the Court entered an Order adopting the parties' written stipulations concerning the appointment of a disinterested person and the manner of conducting the investigation of the claims made by the plaintiff and making recommendations as to whether the maintenance of the derivative action is in the best interests of the Corporation.

On July 14, 2004, the Court convened a settlement conference among counsel for all parties and counsel for the individual defendants' insurer. Although a settlement was not achieved, at the direction of the Court, the parties' respective counsel agreed to continue settlement discussions.

By Order of the Court dated November 2, 2004, the report of the disinterested person was timely filed with the Corporation on October 23, 2004, and the action was stayed until November 22, 2004. On December 22, 2004, the plaintiff filed a motion with the Court seeking a scheduling conference among the Court and the parties. The Court granted the plaintiff's motion on January 10, 2005. On January 13, 2005, the parties to the action and the individual defendants' insurer entered into an agreement regarding limited disclosure of the report of the disinterested person to the insurer and counsel for the parties on the terms and conditions set forth in the agreement. Also on January 13, 2005, a scheduling conference was held with the Court, and was adjourned to February 14, 2005.

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

On February 9, 2005, the parties filed a joint status report with the Court. A further status conference was held on February 14, 2005. At that time, the Court entered a Stipulated Protective Order regarding limited dissemination of the report of the disinterested person. Also on February 14, in a separate Order, the Court required the parties to complete their respective review of the report and communicate among themselves regarding their positions. Absent a negotiated resolution, the Corporation was given the opportunity until March 21, 2005, to file an appropriate motion to dismiss. On March 21, 2005, consistently with the determinations of the disinterested person in his report, the Corporation filed with the Court a motion to dismiss (i) all the breach of fiduciary duty claims against defendants Bittner, Bouschor, Gerou, Lindroth, Madigan, Shunk, Hendrickson, and Tolksdorf, (ii) the breach of fiduciary duty claims against defendant Hoffman, except for one claim identified by the disinterested person in his report, and (iii) the excess compensation claims against defendants Ford and Littlejohn. The plaintiff has advised the Corporation that it intends to oppose the motion to dismiss.

Damon Trust v. Wipfli

On August 27, 2004, a second shareholder's derivative action, styled *Virginia M. Damon Trust v. Wipfli Ullrich Bertelson, LLP, and North Country Financial Corporation, Nominal Defendant*, was filed in the Michigan Circuit Court for Grand Traverse County by the same shareholder which brought the derivative action discussed above. The complaint, which demands a jury trial, is brought on behalf of the Corporation against Wipfli Ullrich Bertelson, LLP ("Wipfli") under the Michigan Accountant Liability statute, M.C.L. 600.2962. It alleges that Wipfli damaged the Corporation by (i) failing to conduct and oversee, with the due care and competence required of professional accountants, the annual audit of the Corporation's financial statements for its fiscal years ending December 31, 2000 and December 31, 2001, (ii) failing to provide, with requisite due care and competence, the internal audit, regulatory compliance, and financial reporting services Wipfli had agreed to provide the Corporation after August 28, 2002, when Wipfli resigned as its auditors to undertake such consulting services, (iii) failing to exercise due care and competence required to ensure that the Corporation's financial statements conformed to applicable regulatory accounting principles ("RAP") and generally accepted accounting principles ("GAAP"), (iv) failing to make full disclosure that the Corporation's administrative, operating, and internal controls were inadequate to prevent loss and damage to its assets, and (v) failing to conduct a diligent and careful "review" of the Corporation's quarterly financial statements during its fiscal years 2000 and 2001 and the first and second quarters of 2002.

The complaint further alleges that Wipfli undertook in writing (i) to provide professional services, including auditing services, accounting services for preparation of audited financial statements, advice regarding financial statement disclosure, and preparation of annual reports for regulators, including the annual report required by section 36 of the Federal Deposit Insurance Act, and (ii) to ensure that the Corporation had sufficient systems in place to determine whether it was in compliance with RAP and other regulations of the FDIC and the OFIS. The complaint alleges that Wipfli (i) failed to conduct its audits of the Corporation's financial statements in accordance with generally accepted auditing standards ("GAAS"), (ii) negligently represented that the Corporation's audited annual financial statements for the year ended December 31, 2000 were fairly presented in all material respects, (iii) negligently conducted reviews of the Corporation's quarterly financial statements for the interim quarters of 2000, 2001 and 2002, and (iv) negligently audited the Corporation's financial statements for the fiscal years 2000 and 2001 by failing to obtain or review sufficient documentation, failing to limit the scope of the audit in light of such failure to obtain or review sufficient documentation, failing to verify the accuracy of information obtained from the Corporation for the audit, failing to limit the scope of the audit in light of such failure to verify the accuracy of the information obtained from the Corporation, and substantially underestimating the Corporation's liabilities and misrepresenting its solvency.

The complaint also alleges that Wipfli is a party responsible for the Corporation's liability in any securities fraud action arising out of a material overstatement of its financial results. The complaint claims contribution and indemnification from Wipfli on behalf of the Corporation under the Private Securities Litigation Reform Act of 1995 for any liability it may incur in any such securities fraud action.

On October 12, 2004, Wipfli removed the second shareholder's derivative action to the U.S. District Court for the Western District of Michigan. By stipulation between the respective counsel for the Corporation and the plaintiff, the Corporation was initially granted until December 10, 2004, to file its first response to the Complaint, which period was extended by a Stipulated Order until January, 2005.

NOTE 25 – LEGAL PROCEEDINGS (CONTINUED)

On January 10, 2005, the Corporation filed its Answer to the Complaint in the second shareholder's derivative action. Also on that date, a joint status report was filed with the Court by all parties. A scheduling conference was held with the Court on January 13, 2005. On that date, the Court entered a Preliminary Case Management Order, affording the Corporation the opportunity until February 3, 2005, to make a motion to realign the Corporation in, or to dismiss, the litigation.

On February 3, 2005, the Corporation filed a Motion to realign the Corporation as the plaintiff, and to dismiss the Virginia M. Damon Trust as a party, in the second shareholder's derivative action. The plaintiff, Virginia M. Damon Trust, filed a brief opposing the Corporation's motion. Oral argument on the Corporation's motion was held before the Court on March 7, 2005. The Court took the matter under advisement.

Employment Agreement Arbitration

On September 16, 2003, Ronald G. Ford, the former chairman and chief executive officer and a former director of the Corporation, initiated an arbitration proceeding with the American Arbitration Association ("AAA") against the Corporation seeking monetary damages for alleged breach by the Corporation of his Amended and Restated Employment Agreement, Chairman Agreement, and Amended and Restated Consulting Agreement, each with the Corporation. The Corporation denied the alleged breach and asserted a counterclaim to recover all amounts paid to Mr. Ford under the Chairman Agreement, as required by the Cease and Desist Order entered by the FDIC and the OFIS, in addition to other amounts.

On March 19, 2004, at the request of Mr. Ford, AAA reactivated the arbitration proceeding. Pursuant to its procedures, on June 17, 2004, AAA appointed an arbitrator to preside over the adjudication of these claims and counterclaims.

On July 13, 2004, the arbitrator convened a scheduling conference at which the arbitrator adopted the parties' stipulation to stay the arbitration until the conclusion in the *Damon* action of the court-appointed disinterested person's investigation and recommendations concerning the claims of the Virginia M. Damon Trust, asserted in the name and on behalf of the Corporation, against the Corporation's former and present officers and directors, including Mr. Ford. At a further conference held on October 27, 2004, the arbitrator adopted the parties' stipulation to stay the arbitration until another conference, scheduled for November 18, 2004.

Following a further stipulated stay of the arbitration proceeding, the Corporation and Mr. Ford entered into a Release and Settlement Agreement as of December 7, 2004. The Corporation and Mr. Ford each released certain claims against the other specified in the Release and Settlement Agreement, and the Bank paid Mr. Ford $20,000 for his minority ownership interest in two subsidiaries of the Bank. The Release and Settlement Agreement, the terms of which were consented to by the FDIC and the Michigan Office of Financial and Insurance Services, resulted in the termination with prejudice of the AAA arbitration proceeding.

Litigation of the types involved in the actions described above can be complex, time-consuming, and often protracted. The Corporation has incurred substantial expense for legal and other professional fees as a result of these actions. The Corporation anticipates that it will incur additional such expenses in connection with the two shareholder's derivative actions described above.

NOTE 26 – SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the following events occurred. In the first quarter of 2005, the Bank prepaid $48.6 million of the Federal Home Loan Bank borrowings and incurred a $4.3 million prepayment penalty. This prepayment will better position the Bank for proper asset liability matching. On February 8, 2005, the Corporation received formal notification from the FDIC and the Michigan Office of Financial and Insurance Services that the Cease and Desist Order issued March 26, 2003 had been terminated.

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(Unaudited)
(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Selected Financial Condition Data:					
Total assets	$ 339,497	$ 422,539	$ 565,306	$ 636,629	$ 666,996
Loans	203,832	297,846	435,043	504,412	541,689
Securities	57,075	84,774	67,955	61,885	72,066
Deposits	215,650	305,794	437,494	482,524	531,883
Borrowings	85,039	87,026	87,815	88,549	69,235
Total equity	34,730	10,700	20,503	47,889	44,617
Selected Operations Data:					
Interest income	$ 18,853	$ 23,641	$ 35,969	$ 50,475	$ 54,500
Interest expense	10,615	(14,015)	(18,089)	(26,842)	(29,421)
Net interest income	8,238	9,626	17,880	23,633	25,079
Provision for loan losses	-0-	-0-	(26,658)	(3,200)	(5,875)
Net security gains	-0-	427	746	1,073	110
Other income	8,542	2,804	4,512	9,363	6,891
Impairment loss on intangibles	-0-	(60)	(3,647)	-0-	-0-
Other expenses	(18,228)	(20,056)	(23,416)	(24,307)	(20,077)
Income (loss) before income taxes	(1,448)	(7,259)	(30,583)	6,562	6,128
Provision (credit) for income taxes	147	2,329	(3,870)	788	945
Net income (loss)	$ (1,595)	$ (9,588)	$ (26,713)	$ 5,774	$ 5,183
Per Share Data:					
Earnings (loss) - Basic	$ (3.23)	$ (27.32)	$ (76.11)	$ 16.40	$ 14.80
Earnings (loss) - Diluted	(3.23)	(27.32)	(76.11)	16.40	14.60
Cash dividends declared	-0-	-0-	5.00	6.00	6.80
Book value	10.13	30.40	58.40	136.40	127.60
Market value – closing price at year end	17.97	35.00	48.40	147.84	124.70
Financial Ratios:					
Return on average equity	(.44)%	(59.15)%	(61.07)%	12.48%	12.13%
Return on average assets	(18.64)%	(1.96)%	(4.31)%	0.89%	0.84%
Dividend payout ratio	N/A	N/A	NM	36.48%	45.42%
Average equity to average assets	2.34 %	3.32 %	7.05 %	7.10%	6.92%

Summary Quarterly Financial Information

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY QUARTERLY FINANCIAL INFORMATION
(Unaudited)
(Dollars in Thousands, Except per Share Data)

	Three Months Ended			
	March 31	**June 30**	**September 30**	**December 31**
2004				
Selected Operations Data:				
Interest income	$ 4,976	$ 5,153	$ 4,408	$ 4,316
Interest expense	2,965	2,686	2,548	2,416
Net interest income	2,011	2,467	1,860	1,900
Other income	663	63	867	6,949
Other expenses	4,341	4,130	3,488	6,269
Income (loss) before income taxes	(1,667)	(1,600)	(761)	2,580
Provision for income taxes	-0-	-0-	-0-	147
Net income (loss)	$ (1,667)	$ (1,600)	$ (761)	$ 2,433
Per Share Data:				
Earnings (loss) - Basic	$ (4.75)	$ (4.56)	$ (2.17)	$ 8.25
Earnings (loss) - Diluted	(4.75)	(4.56)	(2.17)	8.25
2003				
Selected Operations Data:				
Interest income	$ 6,973	$ 6,246	$ 5,318	$ 5,104
Interest expense	3,866	3,469	3,422	3,258
Net interest income	3,107	2,777	1,896	1,846
Provision for loan losses	-0-	-0-	-0-	-0-
Net security gains (losses)	(23)	214	44	192
Other income	925	831	508	540
Other expenses	(5,194)	(5,120)	(4,760)	(5,042)
Income (loss) before income taxes	(1,185)	(1,298)	(2,312)	(2,464)
Provision for income taxes	320	1,359	650	-0-
Net income (loss)	$ (1,505)	$ (2,657)	$ (2,962)	$ (2,464)
Per Share Data:				
Earnings (loss) - Basic	$ (4.29)	$ (7.57)	$ (8.44)	$ (7.02)
Earnings (loss) - Diluted	(4.29)	(7.57)	(8.44)	(7.02)

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

MARKET INFORMATION
(Unaudited)

During 2001, the Corporation's stock began trading on the NASDAQ Small Cap Market; effective on August 31, 2001, the Corporation changed its trading symbol from "NCUF" to "NCFC." As part of the recapitalization, the Corporation changed its name from North Country Financial Corporation to Mackinac Financial Corporation and changed its trading symbol from "NCFC" to "MFNC".

The following table sets forth the range of high and low bid prices of the Corporation's common stock from January 1, 2002 through December 31, 2004, as reported by NASDAQ. Quotations for the NASDAQ Small Cap Market reflect interdealer prices, without retail mark-up, markdown, or commission, and may not reflect actual transactions. All historical stock prices have been adjusted for the 1 for 20 reverse stock split.

	Three Months Ended			
	March 31	June 30	September 30	December 31
2004				
High	$ 44.60	$ 52.80	$ 41.00	$ 21.80
Low	31.00	28.00	14.40	7.00
2003				
High	$ 66.00	$ 62.00	$ 59.80	$ 52.00
Low	48.00	29.60	44.00	28.60
2002				
High	$ 151.40	$ 157.60	$ 160.00	$ 115.80
Low	140.00	144.40	109.60	41.00

The Corporation had 1,858 shareholders of record as of March 28, 2005.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Forward-looking statements which are based on certain assumptions and describe future plans, strategies, or expectations of the Corporation, are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could cause actual results to differ from the results in forward-looking statements include, but are not limited to:

- Impact of continued operating losses;
- The highly regulated environment in which the Corporation operates could adversely affect its ability to carry out its strategic plan due to restrictions on new products, funding opportunities or new market entrances;
- General economic conditions, either nationally or in the state(s) in which the Corporation does business;
- Legislation or regulatory changes which affect the business in which the Corporation is engaged;
- Changes in the interest rate environment which increase or decrease interest rate margins;
- Changes in securities markets with respect to the market value of financial assets and the level of volatility in certain markets such as foreign exchange;
- Significant increases in competition in the banking and financial services industry resulting from industry consolidation, regulatory changes and other factors, as well as action taken by particular competitors;
- The ability of borrowers to repay loans;
- The effects on liquidity of unusual decreases in deposits;
- Changes in consumer spending, borrowing, and saving habits;
- Technological changes;
- Acquisitions and unanticipated occurrences which delay or reduce the expected benefits of acquisitions;
- Difficulties in hiring and retaining qualified management and banking personnel;
- The Corporation's ability to increase market share and control expenses;
- The effect of compliance with legislation or regulatory changes;
- The effect of changes in accounting policies and practices;
- The costs and effects of existing and future litigation and of adverse outcomes in such litigation.

These risks and uncertainties should be considered in evaluating forward-looking statements. Further information concerning the Corporation and its business, including additional factors that could materially affect the Corporation's financial results, is included in the Corporation's filings with the Securities and Exchange Commission. All forward-looking statements contained in this report are based upon information presently available and the Corporation assumes no obligation to update any forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion will cover results of operations, asset quality, financial position, liquidity, interest rate sensitivity, and capital resources for the years 2002 through 2004. The information included in this discussion is intended to assist readers in their analysis of, and should be read in conjunction with, the consolidated financial statements and related notes and other supplemental information presented elsewhere in this report. Throughout this discussion, the term "Bank" refers to North Country Bank and Trust, the principal banking subsidiary of the Corporation.

OVERVIEW

The Corporation, in the past several years, has experienced significant operating losses and a continued deterioration of its financial condition. In 2003, its external auditors issued a qualified opinion concerning the Corporation's ability to continue as a going concern. On December 15, 2004, the Corporation consummated a recapitalization plan through the issuance of $30 million of its common stock in a private placement which resulted in net proceeds of $26.2 million. The Corporation utilized a portion of these proceeds, $15.5 million, to infuse capital into the Bank. The Corporation, as a part of the recapitalization, also reached a settlement for a $6.5 million payment to retire its $12.5 million of subordinated debentures. Recapitalization occurred as the culmination of the following historical progression of events.

In March 2003, the Bank entered into a formal Cease and Desist Order (the "Order") under Federal and State banking laws. As a result of this Order, the Bank initiated significant management and operational changes along with balance sheet strategies to comply with the Order. The Bank experienced substantial adverse publicity as a result of the public notice of this Order and from the reported financial condition of the Bank. This negative publicity resulted in substantial deposit runoff. The Bank also incurred an inordinate amount of legal and accounting fees, along with consulting costs during 2003 in its attempt to address the financial and operational deficiencies which led to the issuance of the Order. Early in 2005, the Order was terminated. The Order is discussed in more detail in the Consolidated Notes to the Financial Statements and later in Management's Discussion.

The Corporation reported a loss of $1.6 million in 2004, a decrease from the $9.6 million loss recorded in 2003. The loss per share in 2004 was $3.23, compared with $27.32 per share in 2003. In 2002, the net loss was $26.7 million, which amounted to $76.11 per share.

At December 31, 2004, the Corporation had total assets of $339.5 million, a decrease of $83.0 million from December 31, 2003 assets of $422.5 million. During 2004, total loans, before the allowance for loan losses, decreased $94.0 million, or 31.6%, to $203.8 million. Commercial loans decreased $89.9 million and residential real estate loans decreased $5.8 million. The decrease in the loan portfolio during 2004 was significantly impacted by the sale of approximately $40 million of primarily nonperforming loans. Other reductions came as a result of paydowns and nonrenewals due to tighter credit underwriting practices and management's decision to diversify the inherent risk of the loan portfolio.

During 2003 and 2002 results of operations were significantly impacted by high levels of nonperforming assets. Results of operations were also impacted by reductions in the loan portfolio which reduced interest income. At the same time, the Corporation's core deposits decreased and had to be replaced with out-of-market deposits at above market costs. The Corporation also incurred additional costs for legal and collection efforts as a result of the high level of nonperforming assets and other professional fees associated with outsourced services. Finally, management has had to redirect its efforts to address nonperforming assets and the short-term liquidity and capital needs of the Corporation; this impacted the results of operations due to management's focus on the rehabilitation of the Bank. In 2004, new management of the Corporation made significant progress in addressing the financial condition of the Bank by significantly reducing nonperforming assets, reducing reliance on outsourced services, and instituting sound banking policies and procedures.

The table below shows balances of nonperforming assets for the three years ended December 31, 2004 (dollars in thousands):

Nonperforming Assets:	2004	2003	2002
Nonaccrual loans	$ 4,307	$ 38,660	$ 26,814
Accruing loans past due 90 days or more	-0-	241	401
Restructured loans	-0-	7,181	11,108
Total nonperforming loans	4,307	46,082	38,323
Other real estate owned	1,730	4,356	5,409
Total nonperforming assets	$ 6,037	$ 50,438	$ 43,732
Nonperforming loans as a % of loans	2.11 %	15.47 %	8.81 %
Nonperforming assets as a % of assets	1.78 %	11.94 %	7.74 %
Reserve for Loan Losses:			
At period end	$ 6,966	$ 22,005	$ 24,908
As a % of loans	3.42 %	7.39 %	5.73 %
As a % of nonperforming loans	161.74 %	47.75 %	65.00 %
As a % of nonaccrual loans	161.74 %	56.92 %	92.89 %

The following table details the impact of nonperforming loans on interest income for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002
Interest income that would have been recorded at original rate	$ 803	$ 2,793	$ 1,653
Interest income that was actually recorded	1,053	1,307	1,120
Net interest lost (gained)	$ (250)	$ 1,486	$ 533

Total deposits decreased $90.1 million or 29.5% in 2004, to $215.7 million. The decrease was due in part to management's decision to shrink the deposit portfolio in order to match the reduction in loans. The Bank also sold $26.5 million of deposits through the sale of five branch offices.

Capital increased $24.0 million in 2004, primarily due to the 2004 recapitalization. As discussed in detail in the Capital and Regulatory section, the Corporation and the Bank are subject to minimum regulatory capital requirements. At December 31, 2004, the Bank and the Corporation were well capitalized as defined by regulatory capital requirements.

FINANCIAL POSITION

Loans

Recognizing that loans are expected to provide the highest yield for earning assets, the Corporation has historically operated with a strategy of maximizing the level of the loan portfolio. In 2004 and 2003, management made strategic decisions to reduce the size of the loan portfolio and the exposures to certain industries, particularly the hotel and tourism industry. Management concentrated its loan portfolio efforts to reduce nonperforming loans and credit concentrations during 2004. Total loans declined $94.0 million and $137.2 million in 2004 and 2003, respectively. In 2004, the Bank sold $40.0 million of primarily nonperforming loans. The sale of these loans did not result in any gain or loss since the total reduced carrying value was previously recognized as a specific reserve allocation. The Corporation's loans to the hotel and tourism industry decreased $23.5 million in 2004.

Loans represented 60.0% of total assets at the end of 2004 compared to 70.5% at the end of 2003. The loan to deposit ratio decreased from 97.4% at December 31, 2003, to 94.5% at December 31, 2004. The loan to deposit ratio is still higher than the Corporation's peer group, due in part to the utilization of Federal Home Loan Bank long-term borrowings.

Following is a summary of the Corporation's loan balances at December 31 (dollars in thousands):

				Percent Change	
	2004	2003	2002	2004/2003	2003/2002
Commercial real estate	$ 105,619	$ 161,976	$ 234,618	(34.79)	(30.96)
Commercial, financial, and agricultural	47,446	80,988	117,309	(41.42)	(30.96)
One to four family residential real estate	45,292	51,120	74,366	(11.40)	(31.26)
Consumer	2,379	3,195	5,706	(25.54)	(44.01)
Construction	3,096	567	3,044	446.03	(81.37)
Total	$ 203,832	$ 297,846	$ 435,043	(31.56)	(31.54)

Every segment of the loan portfolio, except construction loans, declined in 2004 and 2003. These declines can be attributed to the following factors:

- The continued low interest rate environment made long-term financing attractive for many borrowers who refinanced with competitors. This is largely the cause of the decline in the residential real estate portfolio and was a contributing factor for the decrease in the commercial real estate portfolio.
- The continued slowdown in the economy has had a significant impact on the local markets the Corporation serves. This has resulted in very little new commercial loan growth in these markets and intense competition for new projects.
- During 2003, the Corporation's lending staff undertook a thorough review of the portfolio and lending process. As a result of the tightened underwriting standards and the time devoted to managing the existing portfolio, the Corporation did not actively compete for new commercial loans. In 2004, after strengthening the lending staff, the Bank had limited success in making new loans but was still inhibited largely due to the restraints of the Order and capital deficiency.
- As a result of the Order and in conjunction with stringent lending criteria, management has made a conscious effort to direct some borrowers to refinance with other lenders. Those loans which do not meet current underwriting standards or desired industry concentrations are directed to find alternative financing when up for renewal.

The last two factors were the most significant reasons behind the decline in the commercial and commercial real estate segments of the portfolio. The Corporation was not aggressively competing for new loans. It was also not willing to meet the refinancing requests of many existing customers.

Management has strengthened its lending staff and established a central loan underwriting, documentation, and approval process which will allow the Corporation to again become an active participant in serving the commercial loan needs of its local markets. The Corporation continues to feel that a properly positioned loan portfolio is the most attractive earning asset available and is the key to returning the Corporation to profitability. The Bank, as a result of the recapitalization, has initiated its new business plan relative to loan growth by opening a new loan production office in Oakland County, Michigan and staffing this office with an experienced commercial lender. The Bank has also recently hired additional commercial lenders in two of its other markets and will be adding additional real estate lenders as well.

Following is a table showing the significant industry types in the commercial loan portfolio as of December 31 (dollars in thousands):

	2004			2003		
	Outstanding Balance	Percent of Commercial Loans	Percent of Capital	Outstanding Balance	Percent of Commercial Loans	Percent of Capital
Hospitality and Tourism	$ 52,659	34.40 %	151.62 %	$ 76,131	31.33 %	711.50 %
Gaming	14,310	9.35	41.20	22,317	9.19	208.57
Petroleum	7,718	5.04	22.22	8,770	3.61	81.96
Forestry	2,245	1.47	6.46	1,911	0.79	17.86
Other	76,133	49.74	219.21	133,835	55.08	1,250.79
Total Commercial Loans	$ 153,065	100.00 %		$ 242,964	100.00 %	

Management has recognized the additional risk presented by the concentration in certain segments of the portfolio, particularly hospitality and gaming. Late in March 2004, the Corporation completed a loan sale of $25.2 million which included $17.5 million in nonaccrual loans. This loan sale also included $14.2 million of hospitality and tourism loans which when sold, reduced the Bank's loan concentration for this industry segment from 31.3% of total commercial loans at 2003 year-end to approximately 25% after the sale. Management intends to continue reduction of loan concentrations in hospitality and gaming by curtailing underwriting of new loans to these industry segments along with natural attrition through portfolio maturities and tightening of lending criteria for new and renewal loans. These strategies have been undertaken to meet the liquidity and capital requirements of the Corporation as well as to diversify the risk in the overall loan portfolio.

In March 2003, the Corporation made a decision to cease the operations of North Country Financial Group. This was done in order to refocus the Corporation's lending efforts and decrease the size of certain segments of the loan portfolio. The Corporation may pursue new lease opportunities through unrelated entities, where the credit quality and rate of return on the transactions fit its strategies.

The Corporation has also funded leases to governmental units, including Native American organizations. Tax-exempt leases decreased 38.1%, or $7.0 million in 2004, as the Corporation made a decision to reduce its tax-exempt portfolio due to its lack of current and projected taxable income.

Due to the seasonal nature of many of the Corporation's commercial loan customers, loan payment terms were historically structured around the customer's business cycle. The lending staff evaluates the collectability of the past due loans based on documented collateral values and payment history. The Corporation discontinues the accrual of interest on loans when, in the opinion of management, there is an indication that the borrower may be unable to meet the payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

Management analyzes the allowance for loan losses on a monthly basis to determine whether the losses inherent in the portfolio are properly reserved for. In conjunction with the Corporation's senior lending staff and the bank regulatory examinations, management intensified the review of the Corporation's loans, related collateral evaluations, and the overall lending process during 2003 and 2004. The Corporation also utilized a loan review consultant in 2003 and 2004 to perform a review of the loan portfolio. The opinion of this consultant upon completion of the independent review provided findings similar to management on the overall adequacy of the reserve. The Corporation anticipates utilization of this same consultant for loan review during 2005.

As a result of these changes in the Corporation's monitoring of delinquent credits and more rigorous collection efforts, management believes that credit problems will be identified and resolved earlier, at which time there may be more opportunities for favorable resolution.

The Corporation's credit quality history is demonstrated in the following table (dollars in thousands):

	2004	2003	2002
Total loans, at period end	$ 203,832	$ 297,846	$ 435,043
Average loans for the year	$ 244,730	$ 361,144	$ 484,889
Allowance for loan losses	$ 6,966	$ 22,005	$ 24,908
Allowance to total loans at end of year	3.4 %	7.4 %	5.7 %
Net charge-offs during the year	$ 15,039	$ 2,903	$ 12,194
Net charge-offs to average loans	6.1 %	0.8 %	2.5 %
Net charge-offs to beginning allowance balance	68.3 %	11.7 %	116.8 %
Nonaccrual loans at end of year	$ 4,307	$ 38,660	$ 26,814
Loans past due 90 days or more	-0-	241	401
Restructured loans	-0-	7,181	11,108
Total nonperforming loans	$ 4,307	$ 46,082	$ 38,323
Nonperforming loans to total loans at end of year	2.1 %	15.5 %	8.8 %

Nonaccrual loans have decreased $34.4 million from December 31, 2003 to December 31, 2004, while loans 90 days or more past due and still accruing have decreased $.2 million and restructured loans decreased $7.2 million during the year. In 2004, the Bank sold $40.0 million of primarily nonperforming loans of which $22.9 were in a nonaccrual status. There was no gain or loss on these sales of loans since the sale proceeds were equal to the net carrying value of the loans sold.

The computation of the required allowance for loan losses as of any point in time is one of the critical accounting estimates made by management in the financial statements. As such, factors used to establish the allowance could change significantly from the assumptions made and impact future earnings positively or negatively. The future of the national and local economies and the resulting impact on borrowers' ability to repay their loans and the value of collateral are examples of areas where assumptions must be made for individual loans, as well as the overall portfolio.

The Corporation's computation of the allowance for loan losses follows the Interagency Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Associations issued by the Federal Financial Institutions Examination Council (FFIEC) in July 2001. The computation of the allowance for loan losses considers prevailing local and national economic conditions as well as past and present underwriting practices.

Allowance for Loan and Lease Losses – Three Year Summary (dollars in thousands)

	2004	2003	2002
Balance at beginning of period	$ 22,005	$ 24,908	$ 10,444
Loans charged off:			
Commercial, Financial & Agricultural	10,187	5,068	11,925
One-to-four family residential real estate	3,118	1,683	504
Consumer	2,453	205	141
Total loans charged off	15,758	6,956	12,570
Recoveries of loans previously charged off:			
Commercial, Financial & Agricultural	312	2,926	314
One-to-four family residential real estate	148	931	3
Consumer	259	196	59
Total recoveries of loans previously charged off	719	4,053	376
Net loans charged off	15,039	2,903	12,194
Provision charged to expense	-0-	-0-	26,658
Balance at end of period	$ 6,966	$ 22,005	$ 24,908
Reserve as a percent of loans	3.42 %	7.39 %	5.73 %
Net loans charged off as a percent of average loans	6.15 %	0.80 %	2.51 %
Loans outstanding at period end	$ 203,832	$ 297,846	$ 435,043
Average loans outstanding during period	$ 244,730	$ 361,144	$ 484,889

As part of the management of the loan portfolio, risk ratings are assigned to all commercial loans. Through the loan review process ratings are modified as believed to be appropriate to reflect changes in the credit. Using a historical average loss by loan type as a base, each loan graded as higher risk is assigned a specific percentage. Within the commercial loan portfolio, the historical loss rates are used for specific industries such as hospitality, gaming, petroleum, and forestry. The residential real estate and consumer loan portfolios are assigned a loss percentage as a homogenous group. If, however, on an individual loan the projected loss based on collateral value and payment histories is in excess of the computed allowance, the allocation is increased for the higher anticipated loss. These computations provide the basis for the allowance for loan losses as recorded by the Corporation.

Following is a table showing the specific loan allocation of the allowance for loan losses at December 31, 2004 (dollars in thousands):

Commercial, financial and agricultural loans	$ 1,419
One-to-four family residential real estate loans	97
Consumer loans	-0-
Unallocated and general reserves	5,450
Total	$ 6,966

At the end of 2004, the allowance for loan losses represented 3.4% of total loans. In management's opinion, the allowance for loan losses is adequate to cover probable losses related to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

As part of the process of resolving problem credits, the Corporation may acquire ownership of real estate collateral which secured such credits. The Corporation carries this collateral in other real estate on the balance sheet.

The following table represents the activity in other real estate (dollars in thousands):

Balance at January 1, 2003	$	5,409
Other real estate transferred from loans		4,340
Other real estate transferred from premises		-0-
Impairment write-downs and payments applied		(848)
Other real estate sold		(4,545)
Balance at December 31, 2003		4,356
Other real estate transferred from loans		4,762
Other real estate transferred from premises		-0-
Impairment write-downs and payments applied		(265)
Other real estate sold		(7,123)
Balance at December 31, 2004	$	1,730

Other real estate is initially valued at the lower of cost or the fair value less selling costs. After the initial receipt, management periodically re-evaluates the recorded balance and any additional reductions in the fair value result in a write-down of other real estate.

Securities

During 2004, the securities portfolio continued to be an important component of the Corporation's strategy to diversify its asset base and increase liquidity. Securities decreased $27.7 million in 2004, from $84.8 million at December 31, 2003 to $57.1 million at December 31, 2004.

The carrying value of the Corporation's securities is as follows at December 31 (dollars in thousands):

		2004		2003
US agencies	$	21,843	$	36,225
Obligations of states and political subdivisions		4,029		4,105
Corporate securities		681		708
Mortgage-related securities		30,522		43,736
Total securities	$	57,075	$	84,774
Securities as a percent of year end assets		16.81%		20.06%

The Corporation's policy is to purchase securities of high credit quality, consistent with its asset/liability management strategies. During the year securities were purchased and others matured or were called as steps in the process of managing the interest-rate-risk profile of the portfolio. No gains or losses on sales or securities were recognized in 2004. A net gain of approximately $427,000 was recognized during the year 2003 with the proceeds from the sale of securities used to purchase new securities and increase liquidity. The Corporation classifies all securities as available for sale, in order to maintain adequate liquidity and to maximize its ability to react to changing market conditions.

Deposits

Total deposits at December 31, 2004, were $215.7 million compared to $305.8 million at the end of 2003. The table below shows the deposit mix for the periods indicated (dollars in thousands)

	2004	Mix	2003	Mix	2002	Mix
Non-interest bearing accounts	$ 20,956	9.72 %	$ 26,179	8.56 %	$ 40,797	9.33 %
Savings	72,103	33.44	91,835	30.03	159,297	36.41
Time Deposits						
Internet	51,831	24.03	74,405	24.33	65,094	14.88
Brokered	-0-	-0-	29,964	9.80	54,964	12.56
Other	70,760	32.81	83,411	27.28	117,342	26.82
Total Time Deposits	122,591	56.84	187,780	61.41	237,400	54.26
Total Deposit Liabilities	$ 215,650	100.00 %	$ 305,794	100.00 %	$ 437,494	100.00 %

In 2004 the Corporation, due to the significant reduction in loans and leases, was able to reduce its reliance on brokered and noncore certificates of deposits over $100,000. Brokered deposits decreased by $30.0 million.

During 2002 and 2003, the Corporation experienced a reduction in local deposits in part due to the adverse publicity concerning the financial condition of the Bank. This deposit runoff continued during 2004. In addition to the deposit runoff, the Corporation closed five branch locations and sold the deposits of five branch locations. Deposits sold amounted to $26.5 million. To offset this deposit runoff the Corporation increased its reliance on Internet certificates of deposit. As of December 31, 2004 Internet deposits amounted to 24.0% of total deposits. The Bank had no brokered deposits. This, combined with retail deposits, brought time deposits to 56.84% of total deposits at December 31, 2004, compared to 61.41% at December 31, 2003 and 54.26% at December 31, 2002. The funding through Internet time deposits, along with a $5.2 million decrease in noninterest-bearing deposits, had a negative effect on the Corporation's net interest margin, as noncore out-of-market deposits carry higher interest costs.

Management is introducing new deposit products to its local markets during 2005. The plan is to increase core deposits sufficiently to reduce the dependence on out-of-market deposits.

Borrowings

The Corporation historically used alternative funding sources to provide long-term, stable sources of funds. Borrowings have remained relatively stable from December 31, 2003 to December 31, 2004, decreasing $2.0 million to $85.0 million, of which $83.6 million were from the Federal Home Loan Bank of Indianapolis (FHLB). The borrowings carry fixed interest rates and stated maturities ranging through 2011. Fixed rate borrowings totaling $80.0 million are callable quarterly at the option of the FHLB and can also be converted to variable rates, at the option of the FHLB, should rates rise above certain index levels. These borrowings are secured by a blanket collateral agreement on the Bank's residential mortgage loans and specific assignment of securities, loans and cash. In the first quarter of 2005, the Bank prepaid $48.6 million in FHLB borrowings and incurred a $4.3 million prepayment penalty. This prepayment was done to utilize excess liquidity and to better position the Bank's funding in relation to earning assets.

Shareholders' Equity

Changes in shareholders' equity are discussed in detail in the "Capital and Regulatory" section of this report.

RESULTS OF OPERATIONS

Summary

The Corporation incurred a loss of $1.6 million in 2004, compared to a loss of $9.6 million and $26.7 million in 2003 and 2002, respectively. The reduction in the pretax loss of $8.0 million in 2004 compared to 2003 is primarily a result of a gain of $6.6 million on the settlement of the subordinated debentures and a decrease in noninterest expense of $1.9 million. Basic earnings per share was a loss of $3.23 in 2004 compared to a loss of $27.32 and a loss of $76.11 in 2003 and 2002, respectively.

The following table details changes in earnings and earnings per share for the three years ended December 31, 2004 (dollars in thousands except for per share data):

Net Income, prior period	N/A	N/A	N/A	$ (9,588)	$ (27.32)	$ (26,713)	$ (76.11)
Interest Income	$ 18,853	$ 23,641	$ 35,969	(4,788)	(9.69)	(12,328)	(35.12)
Interest Expense	10,615	14,015	18,089	(3,400)	(6.88)	(4,074)	(11.61)
Net Interest Income	8,238	9,626	17,880	(1,388)	(2.81)	(8,254)	(23.52)
Provision for Loan Losses	-0-	-0-	26,658	-0-	-0-	(26,658)	(75.95)
Net interest income (loss) after provision	8,238	9,626	(8,778)	(1,388)	(2.81)	18,404	52.43
Noninterest Income:							
Service fees	982	1,529	1,899	(547)	(1.11)	(370)	(1.05)
Loan and lease fees	17	58	1,095	(41)	(0.08)	(1,037)	(2.95)
Net security gains	-0-	427	746	(427)	(0.86)	(319)	(0.91)
Gain on sales of loans	39	136	506	(97)	(0.20)	(370)	(1.05)
Gain on sales of branches	205	-0-	464	205	0.41	(464)	(1.32)
Gain on settlement of subordinated debentures	6,617	-0-	-0-	6,617	13.39	-0-	-0-
Other noninterest	682	1,081	548	(399)	(0.81)	533	1.52
Total noninterest income	8,542	3,231	5,258	5,311	10.75	(2,027)	(5.77)
Noninterest Expense:							
Salaries and employee benefits	8,032	5,973	7,589	2,059	4.17	(1,616)	(4.60)
Furniture and equipment	887	1,367	1,437	(480)	(0.97)	(70)	(0.20)
Occupancy	994	1,387	1,629	(393)	(0.80)	(242)	(0.69)
Data processing	1,220	1,517	1,894	(297)	(0.60)	(377)	(1.07)
Accounting, legal and consulting fees	1,836	3,145	1,800	(1,309)	(2.65)	1,345	3.83
Loan and deposit	1,718	1,992	1,111	(274)	(0.55)	881	2.51
Telephone	382	1,382	1,305	(1,000)	(2.02)	77	0.22
Impairment of intangibles	-0-	60	3,647	(60)	(0.12)	(3,587)	(10.22)
ORE writedowns/impairment	265	400	2,418	(135)	(0.81)	(2,018)	(5.75)
Loss on sale of prop & equip & ORE	459	362	648	97	(0.73)	(286)	(0.81)
Advertising	115	182	545	(67)	(0.31)	(363)	(1.03)
Amortization of intangibles	308	460	420	(152)	(0.31)	40	0.11
Other Operating	2,012	1,889	2,620	123	1.35	(731)	(2.08)
Total noninterest expense	18,228	20,116	27,063	(1,888)	(3.82)	(6,947)	(19.79)
Income (loss) before provision for income taxes	(1,448)	(7,259)	(30,583)	5,811	11.76	23,324	66.45
Provision (credit) for income taxes	147	2,329	(3,870)	(2,182)	4.42	6,199	17.66
Change due to increase in outstanding shares	N/A	N/A	N/A	N/A	7.91	N/A	-0-
Net Change	-0-	-0-	-0-	7,993	24.09	17,125	48.79
Net Income (loss), current period	$ (1,595)	$ (9,588)	$ (26,713)	$ (1,595)	$ (3.23)	$ (9,588)	$ (27.32)

Net interest income is the Corporation's primary source of core earnings. Net interest income decreased $1.4 million to $8.2 million in 2004. In 2003, net interest income decreased $8.3 million, from $17.9 million in 2002.

The decrease in rates in 2003 and 2002 was a significant factor in the decreasing trend in net interest income, as the Corporation's balance sheet was asset sensitive. In 2003 and 2004, the net interest income was further impacted by the decrease in loans, the increased level of nonaccrual loans, and liquidity strategies which resulted in higher costs for deposits and lower earnings on investments. In 2004 rates increased, which had a favorable impact on the Bank's net interest margin since the Bank is asset sensitive.

The decrease in the provision for loan losses of $26.7 million in 2003 is discussed in detail in the loans section.

Noninterest income increased $5.3 million in 2004 due to a $6.6 million gain in the settlement of the subordinated debentures. Noninterest expenses in general declined for 2004, however, salaries, commissions, and benefits increased by $2.1 million in 2004 due primarily from contractual payouts in December as result of the change of control from the recapitalization.

Net Interest Income

Net interest income represents the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing obligations. The net interest income is impacted by economic and competitive factors that influence rates, loan demand, and the availability of funding.

Because the Corporation has a significant portion of its commercial loans at rates that adjust with changes to the prime rate, these rate changes have a significant impact on the Corporation's interest income.

In 2004, the Corporation's net interest margin was 2.57%, an increase of 32 basis points from the 2003 net interest margin of 2.25%. This reversed the trend from the 2003 decline of 111 basis points and 2002 when the net interest margin declined 82 basis points from the 2001 margin of 4.18%. Management believes that its interest margin has stabilized and expects to show continued future improvement from the decline in nonaccrual loans as a result of the loan sale discussed elsewhere in this report. The Bank is also well positioned in an asset sensitive position to benefit from expected rate increases in 2005.

The following table details sources of net interest income for the three years ended December 31, 2004 (dollars in thousands):

Sources of Net Interest Income

	2004	Mix	2003	Mix	2002	Mix
Interest Income						
Loans	$ 16,303	83.4 %	$ 21,323	86.9 %	$ 33,032	88.6 %
Funds sold	210	1.1	312	1.3	204	0.6
Taxable securities	2,776	14.2	2,566	10.4	3,628	9.7
Nontaxable securities	259	1.3	348	1.4	403	1.1
Total earning assets	$ 19,548	100.0 %	$ 24,549	100.0 %	$ 37,267	100.0 %
Interest Expense						
NOW and money market deposits	$ 870	8.2 %	$ 1,433	10.2 %	$ 3,484	19.3 %
Savings deposits	187	1.8	208	1.5	368	2.0
Time deposits	4,386	41.3	7,053	50.3	8,592	47.5
Borrowings	4,730	44.6	4,832	34.5	5,100	28.2
Subordinated debentures	442	4.1	489	3.5	545	3.0
Total interest-bearing funds	$ 10,615	100.0 %	$ 14,015	100.0 %	$ 18,089	100.0 %
Net interest income-taxable equivalent basis	$ 8,933		$ 10,534		$ 19,178	
Average Rates						
Earning assets	5.63 %		5.25 %		6.53 %	
Interest-bearing funds	3.33		3.15		3.42	
Net yield on earning assets	2.57		2.25		3.36	

While a majority of the Corporation's loan portfolio is repriced with each prime rate change due to floating rate loans and the refinancing of residential real estate loans into the long-term secondary market, similar rate changes do not impact the pricing of interest-bearing liabilities to nearly the same degree. The mix of time deposits was also impacted by the Corporation's need to utilize the brokered and Internet certificate of deposit markets in 2003 and 2004 to replace deposit withdrawals in its local markets which resulted in a higher cost source of funds.

The cost of interest-bearing obligations also declined less than the rates on interest-earning assets due to the fact that the Corporation's borrowings from the FHLB, all of which were entered into prior to 2003, are at fixed rates and, therefore, did not decrease in 2003. The future impact of FHLB borrowings will be somewhat mitigated as a result of the prepayment of $45 million of these borrowings early in 2005.

One final factor that negatively impacted the Corporation's net interest margin in 2004, 2003 and 2002 was the high level of nonaccrual loans. The average balance of nonaccrual loans was $16.4 million in 2004, $36.4 million in 2003 and $11.8 million in 2002.

The following table presents the amount of interest income from average interest-earning assets and the yields earned on those assets, as well as the interest expense on average interest-bearing obligations and the rates paid on those obligations. All average balances are daily average balances.

	Years ended December 31,								
	2004			2003			2002		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans [1,2,3]	$244,730	$16,303	6.66 %	$361,144	$21,323	5.90 %	$484,889	$33,032	6.81 %
Taxable securities	66,847	2,401	3.59	68,850	2,277	3.31	63,116	3,360	5.32
Nontaxable securities[2]	3,729	259	6.95	3,997	348	8.71	4,609	403	8.74
Federal funds sold	16,415	210	1.28	27,991	312	1.11	13,469	204	1.51
Other interest-earning assets	15,723	375	2.39	5,829	289	4.96	4,618	268	5.80
Total interest-earning assets	347,444	19,548	5.63	467,811	24,549	5.25	570,701	37,267	6.53
Interest-bearing obligations:									
Savings deposits	80,930	1,056	1.30	134,126	1,642	1.22	215,980	3,852	1.78
Time deposits	140,497	4,386	3.12	210,993	7,053	3.34	212,015	8,592	4.05
Borrowings	86,109	4,731	5.49	87,496	4,832	5.52	88,671	5,100	5.75
Subordinated debentures	11,518	442	3.84	12,450	488	3.93	12,450	545	4.38
Total interest-bearing obligations	319,054	10,615	3.33	445,065	14,015	3.15	529,116	18,089	3.42
Net interest income		$ 8,933			$10,534			$19,178	
Net interest rate spread			2.30 %			2.10 %			3.11 %
Net earning assets	$ 28,390			$ 22,746			$ 41,585		
Net yield on average interest-earning assets			2.57 %			2.25 %			3.36 %
Average interest-earning assets to average interest-bearing obligations	109 %			105 %			108 %		

The following table presents the dollar amount, in thousands, of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing obligations. It distinguishes between changes related to higher or lower outstanding balances and changes due to the levels and fluctuations in interest rates. For each category of interest-earning assets and interest-bearing obligations, information is provided for changes attributable to (i) changes in volume (i.e. changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume are shown as a separate variance.

	Years ended December 31,							
	2004 vs. 2003				2003 vs. 2002			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate and Volume	Total Increase (Decrease)	Volume	Rate	Rate and Volume	Total Increase (Decrease)
Interest earning assets:								
Loans	$ (6,873)	$ 2,735	$ (882)	$ (5,020)	$ (8,429)	$ (4,402)	$ 1,124	$ (11,707)
Taxable securities	(66)	196	(6)	124	305	(1,273)	(116)	(1,084)
Nontaxable securities	(23)	(71)	5	(89)	(54)	(2)	-0-	(56)
Federal funds sold	(129)	46	(19)	(102)	220	(54)	(58)	108
Other interest earning assets	491	(150)	(255)	86	70	(39)	(10)	21
Total interest earning assets	$ (6,600)	$ 2,756	$ (1,157)	$ (5,001)	$ (7,888)	$ (5,770)	$ 940	$ (12,718)
Interest bearing obligations								
Savings deposits	$ (651)	$ 109	$ (43)	$ (585)	$ (1,460)	$ (1,209)	$ 458	$ (2,211)
Time deposits	(2,356)	(466)	156	(2,666)	(41)	(1,505)	7	(1,539)
Borrowings	(77)	(25)	-0-	(102)	(68)	(203)	3	(268)
Subordinated debentures	(37)	(11)	1	(47)	-0-	(56)	-0-	(56)
Total interest bearing obligations	$ (3,121)	$ (393)	$ 114	(3,400)	$ (1,569)	$ (2,973)	$ 468	(4,074)
Net interest income				$ (1,601)				$ (8,644)

As discussed in the Deposits section, the Corporation is developing new deposit products for its local markets to raise funds to be used to replace the higher rate out-of-market certificates. This, coupled with the decrease in the level of nonperforming assets and increased lending in its local markets, is anticipated to increase the net interest margin. The Bank will also benefit from additional rate increases due to its existing asset sensitive position, provided that it is successful with generation of in-market deposit growth to fund new loan production.

Provision for Loan Losses

The Corporation records a provision for loan losses when it believes it is necessary to adjust the allowance for loan losses to maintain an adequate level after considering factors such as loan charge-offs and recoveries, changes in identified levels of risk in the loan portfolio, changes in the mix of loans in the portfolio, loan growth, and other economic factors. There was no provision for loan losses for the year ended December 31, 2004 and 2003. In 2002, the provision for loan losses was $26.7 million. The provision expense during 2002 was due to increased charge-offs, along with significant increases in all areas of nonperforming loans and a high degree of uncertainty pertaining to the credit quality of the total loan portfolio. The provision for loan losses, as a percentage of average loans for the year ended December 31, 2002, was 5.5%. Management will continue to monitor the loan portfolio for changes which may impact the required allowance for loan losses.

Noninterest Income

Noninterest income was $8.7 million, $3.2 million, and $5.3 million in 2004, 2003, and 2002, respectively. The principal recurring sources of noninterest income are fees for services related to deposit and loan accounts. In 2004, the Corporation realized a $6.6 million gain from the settlement of the subordinated debentures as a part of the recapitalization. Gains of $205,000 from branch sales and $258,000 from the sale of a limited partnership also benefited noninterest income in 2004.

The most significant reason for the $2.0 million decrease in 2003 relates to other loan and lease income, which decreased $1.0 million in 2003. This can be attributed entirely to the fee income generated during the first three quarters of 2002 by the Corporation's mortgage subsidiary. The mortgage subsidiary ceased operations during the third quarter of 2002.

The following table details noninterest income for the three years ended December 31, 2004 (dollars in thousands):

				% Increase (Decrease)	
	2004	2003	2002	2004-2003	2003-2002
Service fees	$ 982	$ 1,529	$ 1,899	(35.78)	(19.48)
Loan and lease fees	17	58	1,095	(70.69)	(94.70)
Net gains on sale of loans	39	136	506	(71.32)	(73.12)
Gain on sale of branches	205	-0-	464	100.00	(100.00)
Gain on settlement of subordinated debentures	6,617	-0-	-0-	100.00	0.00
Other	682	1,081	548	(36.91)	97.26
Subtotal	8,542	2,804	4,512	204.64	(37.85)
Net security gains	-0-	427	746	(100.00)	(42.76)
Total noninterest income	$ 8,542	$ 3,231	$ 5,258	164.38	(38.55)

Service fees on customer accounts have continued to decline over the three year period of 2002 through 2004, due to significant declines in deposit balances. Service fees as a percentage of average non-interest-bearing deposits for the year ended December 31, 2004, was 4.7%, compared to 5.8% and 4.7% for 2003 and 2002, respectively. Management continually reviews the pricing on its deposit products in relation to competition and alternative sources of funds. Management expects to continue to fairly price its fees for services rendered.

Noninterest Expense

Noninterest expense was $18.2 million in 2004 compared to $20.1 million and $27.1 million in 2003 and 2002, respectively.

Noninterest expense declined $1.9 million from 2003 to 2004. In 2004, operating expenses decreased in all areas except for salaries and benefits. In 2004, as a part of the recapitalization and the change in control contract provisions of certain executive officers, contractual payouts totaling $1.4 million were expensed. Significant decreases in furniture and equipment, occupancy and data processing were attributed to the branch closures and sales which took place in 2004. In 2004, five branch offices were sold and five branch offices were closed. The Corporation also had significant expense reductions in accounting, legal and consulting fees due to less reliance on external outsourcing of professional services. Telephone expenses were reduced as a result of the reduced branch locations along with management's successful efforts in managing long distance and local source telephone costs. Increases in accounting, legal and consulting fees of $1.3 million from 2002 to 2003 are from the increased level of outside expertise that the Corporation utilized in its attempt to address all areas of concern related to the Order. Management is currently reviewing all areas of noninterest expense to determine areas of cost reduction. Areas that are expected to decline in future periods include but are not limited to accounting, legal and consulting fees, data processing and telephone expense. These areas of noninterest expense will decrease as a result of less reliance on outside consultants due to more capable management, lower levels of nonperforming loans and overall reduction in the number of existing branch locations.

The following table details noninterest expense for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002	% Increase (Decrease) 2004-2003	2003-2002
Salaries and employee benefits	$ 8,032	$ 5,973	$ 7,589	34.47	(21.29)
Furniture and equipment	887	1,367	1,437	(35.11)	(4.87)
Occupancy	994	1,387	1,629	(28.33)	(14.86)
Data processing	1,220	1,517	1,894	(19.58)	(19.90)
Accounting, legal and consulting fees	1,836	3,145	1,800	(41.62)	74.72
Loan and deposit	1,718	1,992	1,111	(13.76)	79.30
Telephone	382	1,382	1,305	(72.36)	5.90
Impairment of acquisition intangibles	-0-	60	3,647	(100.00)	(98.35)
ORE writedowns/impairment	265	400	2,418	(33.75)	(83.46)
Loss (Gain) on sale of prop & equip & ORE	459	362	648	26.80	(44.14)
Advertising	115	182	545	(36.81)	(66.61)
Amortization of intangibles	308	460	420	(33.04)	9.52
Other operating expenses	2,012	1,889	2,620	6.51	27.90
Total noninterest expense	$ 18,228	$ 20,116	$ 27,063	(9.39)	(25.67)

Federal Income Taxes

The income tax expense recorded in 2004 was $147,000, compared to an income tax expense of $2.3 million in 2003 and an income tax benefit of $3.9 million in 2002. The differences in each year between the tax provision or benefit and the federal corporate income tax rate of 34% are primarily due to permanent and temporary differences between book and taxable income. The loss generated for tax purposes in 2004 will be carried over to future tax years. The 2003 and 2002 tax benefits were reduced by valuation allowances against the net deferred tax assets. A valuation allowance is provided against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. The $2.3 million provision in 2003 was recorded to write off all remaining deferred tax benefits of the Corporation. The provision of $147,000 in 2004 was to recognize further limitations of the 2003 NOL carryback due to alternative minimum tax. As of December 31, 2004, the Corporation had an NOL carryforward of approximately $24.4 million along with various credit carryforwards of $1.5 million. This NOL and credit carryforward benefit is dependent upon the future profitability of the Corporation, therefore no future benefit has been recorded.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In general, the Corporation attempts to manage interest rate risk by investing in a variety of assets which afford it an opportunity to reprice assets and increase interest income at a rate equal to or greater than the interest expense associated with repricing liabilities.

Interest rate risk is the exposure of the Corporation to adverse movements in interest rates. The Corporation derives its income primarily from the excess of interest collected on its interest-earning assets over the interest paid on its interest-bearing obligations. The rates of interest the Corporation earns on its assets and owes on its obligations generally are established contractually for a period of time. Since market interest rates change over time, the Corporation is exposed to lower profitability if it cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excess levels of interest rate risk could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to the Corporation's safety and soundness.

Loans are the most significant earning asset. Management offers commercial and real estate loans priced at interest rates which fluctuate with various indices such as the prime rate or rates paid on various government issued securities. When loans are made with longer-term fixed rates, the Corporation attempts to match these balances with sources of funding with similar maturities in order to mitigate interest rate risk. In addition, the Corporation prices loans so it has an opportunity to reprice the loan within 12 to 36 months.

The Bank has $57.1 million of securities, of which $30.5 million are mortgage backed securities providing for scheduled monthly principal and interest payments as well as unanticipated prepayments of principal. These cash flows are then reinvested into other earning assets at current market rates. The Corporation also has investments in federal funds sold to correspondent banks, as well as other interest bearing deposits with correspondent banks. These funds are generally repriced on a daily basis.

The Corporation offers deposit products with a variety of terms ranging from deposits whose interest rates can change on a weekly basis to certificates of deposit with repricing terms of up to five years. Longer-term deposits generally include penalty provisions for early withdrawal.

Beyond general efforts to shorten the loan pricing periods and extend deposit maturities, management can manage interest rate risk by the maturity periods of securities purchased, selling securities available for sale, and borrowing funds with targeted maturity periods, among other strategies. Also, the rate of interest rate changes can impact the actions taken, since the speed of change affects borrowers and depositors differently.

Exposure to interest rate risk is reviewed on a regular basis. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect of interest rate changes on net interest income and to structure the composition of the balance sheet to minimize interest rate risk and, at the same time, maximize income.

Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include maturity and repricing analysis and interest rate sensitivity analysis. The Bank has monthly asset/ liability meetings with an outside consultant to review its current position and strategize about future opportunities on risks relative to pricing and positioning of assets and liabilities.

The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repricable assets over liabilities is referred to as a positive gap. An excess of repricable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to reprice are reported in the following timeframes. Those instruments with a variable interest rate tied to an index and considered immediately repricable are reported in the 1 to 90 day timeframe. The estimates of principal amortization and prepayments are assigned to the following timeframes.

The following is the Corporation's repricing opportunities at December 31, 2004 (dollars in thousands):

	1 – 90 Days	91 – 365 Days	>1 – 5 Years	Over 5 Years	Total
Interest-earning assets:					
Loans	$ 146,851	$ 2,590	$ 32,774	$ 21,617	$ 203,832
Securities	3,229	4,480	45,720	3,646	57,075
Other	63,137	-0-	-0-	-0-	63,137
Total interest-earning assets	213,217	7,070	78,494	25,263	324,044
Interest-bearing obligations:					
Savings deposits	72,103	-0-	-0-	-0-	72,103
Time deposits	17,978	65,929	37,926	758	122,591
Borrowings	-0-	473	23,082	61,484	85,039
Subordinated debentures	-0-	-0-	-0-	-0-	-0-
Total interest-bearing obligations	90,081	66,402	61,008	62,242	279,733
GAP	$ 123,136	$ (59,332)	$ 17,486	$ (36,979)	$ 44,311
Cumulative GAP	$ 123,136	$ 63,804	$ 81,290	$ 44,311	

The above analysis indicates that at December 31, 2004, the Corporation had a cumulative asset sensitivity GAP position of $63.8 million within the one-year timeframe. The Corporation's cumulative asset sensitive GAP suggests that if market interest rates continue to increase in the next twelve months, the Corporation has the potential to earn more net interest income. Conversely, if market interest rates decrease in the next twelve months, the above GAP position suggests the Corporation's net interest income would decrease.

A limitation of the traditional GAP analysis is that it does not consider the timing or magnitude of noncontractual repricing or unexpected prepayments. In addition, the GAP analysis treats savings, NOW and money market accounts as repricing within 90 days, while experience suggests that these categories of deposits are actually comparatively resistant to rate sensitivity.

The borrowings in the table above and on the next page include FHLB advances as fixed-rate advances. A significant portion of these advances give the FHLB the option to convert from a fixed-rate advance to an adjustable rate advance with quarterly repricing at three month LIBOR Flat. The exercise of this conversion feature by the FHLB would impact the maturity dates currently assumed in the tables. The Bank, in recognition of the interest rate risk exposure of the FHLB borrowings, prepaid $48.6 million of the borrowings in the first quarter of 2005. This prepayment better positions the Corporation to manage future asset growth through a better matching of asset and liability maturities.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and foreign exchange risk. The Corporation has no market risk sensitive instruments held for trading purposes. The Corporation has limited agricultural-related loan assets and therefore has minimal significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. The Corporation's interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, the Corporation assesses the existing and potential future effects of changes in interest rates on its financial condition, including capital adequacy, earnings, liquidity, and asset quality.

The table below measures current maturity levels of interest-earning assets and interest-bearing obligations, along with average stated rates and estimated fair values at December 31, 2004 (dollars in thousands). Nonaccrual loans of $4.3 million are included in the table at an average interest rate of 0.0% and a maturity greater than five years.

Principal/Notional Amount Maturing / Repricing in:

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value 12/31/2004
Rate Sensitive Assets								
Fixed interest rate securities	$ 7,709	$ 72	$ 25,482	$ 18,079	$ 2,087	$ 3,646	$ 57,075	$ 57,075
Average interest rate	2.41 %	5.50 %	4.61 %	4.00 %	4.10 %	6.03 %	4.19 %	
Fixed interest rate loans	3,620	7,888	13,485	3,885	7,516	21,617	58,011	60,696
Average interest rate	7.44	8.29	6.50	6.05	6.75	6.83	6.93	
Variable interest rate loans	145,821	-0-	-0-	-0-	-0-	-0-	145,821	145,821
Average interest rate	6.20	-0-	-0-	-0-	-0-	-0-	6.20	
Other assets	63,137	-0-	-0-	-0-	-0-	-0-	63,137	63,137
Average interest rate	2.25	-0-	-0-	-0-	-0-	-0-	2.25	
Total rate sensitive assets	$ 220,287	$ 7,960	$ 38,967	$ 21,964	$ 9,603	$ 25,263	$ 324,044	$ 326,729
Average interest rate	4.96 %	8.26 %	5.26 %	4.36 %	6.17 %	6.71 %	5.21 %	
Rate Sensitive Liabilities								
Interest-bearing savings	$ 72,103	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ 72,103	$ 72,103
Average interest rate	1.50 %	-0- %	-0- %	-0- %	-0- %	-0- %	1.50 %	
Time deposits	83,907	25,322	10,672	1,780	152	758	122,591	122,777
Average interest rate	2.83	3.25	3.73	3.42	3.82	6.47	3.03	
Fixed interest rate borrowings	473	3,082	-0-	-0-	-0-	1,484	5,039	4,424
Average interest rate	6.50	7.06	-0-	-0-	-0-	1.00	5.22	
Variable interest rate borrowings	-0-	-0-	-0-	10,000	10,000	60,000	80,000	84,718
Average interest rate	0.00	0.00	0.00	5.49	5.66	5.37	5.42	
Total rate sensitive liabilities	$ 156,483	$ 28,404	$ 10,672	$ 11,780	$ 10,152	$ 62,242	$ 279,733	$ 284,022
Average interest rate	2.23 %	3.66 %	3.73 %	4.66 %	5.63 %	5.28 %	2.97 %	

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of variables, including: the growth, composition and levels of loans, deposits, and other earning assets and interest-bearing obligations, and economic and competitive conditions; potential changes in lending, investing and deposit strategies; customer preferences; and other factors.

Foreign Exchange Risk

In addition to managing interest rate risk, management also actively manages risk associated with foreign exchange. The Corporation provides foreign exchange services, makes loans to, and accepts deposits from, Canadian customers primarily at its banking office in Sault Ste. Marie. To protect against foreign exchange risk, the Corporation monitors the volume of Canadian deposits it takes in and then invests these Canadian funds in Canadian commercial loans and securities. As of December 31, 2004, the Corporation had excess Canadian assets of $2.0 million (or $1.7 million in U.S. dollars). Management believes the exposure to short-term foreign exchange risk is minimal and at an acceptable level for the Corporation. Management intends to limit the Corporation's foreign exchange risk by acquiring deposit liabilities approximately equal to its Canadian assets.

Off-Balance-Sheet Risk

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Corporation currently does not enter into futures, forwards, swaps or options. However, the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Corporation. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Corporation until the instrument is exercised. See note 22 to the consolidated financial statements for additional information.

LIQUIDITY

The Corporation, as a result of the recapitalization and in anticipation of future loan growth, is currently looking at various alternative sources of liquidity, such as lines of credit from correspondent banks, borrowings from the Federal Home Loan Bank, and possible brokered deposit acquisition.

During 2004, the Corporation increased cash and cash equivalents by $21.0 million. The primary reason for the high level of liquidity at 2004 year end was the recapitalization which provided $26.2 million in proceeds. As shown on the Corporation's Statement of Cash Flows, despite the net loss of $1.6 million in 2004, the Corporation was able to adequately manage liquidity needs. Significant factors impacting cash flow were the continued reduction in deposit balances of $64.9 million, which was primarily funded with loan reductions of $74.3 million. Liquidity continues to be of primary importance to the near term strategies of the Corporation.

During the fourth quarter of 2002, the Corporation experienced an unanticipated decrease in deposits, in part due to the public reaction to the reported condition of the Bank. In reaction to this occurrence, management developed a short-term liquidity plan which involved obtaining deposits via the Internet CD network, and to a lesser degree the sale of unencumbered securities available-for-sale. The Corporation has continued to use the Internet CDs as a primary source of funding to maintain liquidity. As of December 31, 2004 balances of Internet CDs amounted to $51.8 million. As a result of the recapitalization and with the announcement of a new Bank name, along with a strategic marketing effort to regain market share, the Bank expects less reliance on Internet deposits.

From a long-term perspective, the Corporation's liquidity plan for 2005 includes strategies to increase core deposits in the Corporation's local markets. New products and advertising are expected to commence in April 2005, with a goal of raising core deposits to reduce the dependency on noncore deposits, while also reducing interest costs. The Corporation's liquidity plan for 2005 calls for augmenting local deposit growth efforts with Internet CD funding to the extent necessary.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements, the Corporation has certain obligations and commitments to make future payments under contracts. At December 31, 2004, the aggregate contractual obligations and commitments are:

	Payments Due by Period				
Contractual Obligations	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Total deposits	$ 176,966	$ 35,994	$ 1,780	$ 910	$ 215,650
Long-term borrowings	473	3,082	-0-	81,484	85,039
Directors' deferred compensation	131	288	548	371	1,338
Annual rental / purchase commitments under noncancelable leases / contracts	54	23	-0-	-0-	77
TOTAL	$ 177,624	$ 39,387	$ 2,328	$ 82,765	$ 302,104
Other Commitments					
Letters of credit	$ 17,970	-0-	-0-	-0-	$ 17,970
Commitments to extend credit	11,527	-0-	-0-	-0-	11,527
Credit card commitments	2,995	-0-	-0-	-0-	2,995
TOTAL	$ 32,492	$ -0-	$ -0-	$ -0-	$ 32,492

CAPITAL AND REGULATORY

During 2004, total capitalization increased by $11.6 million due to the recapitalization, which resulted in net proceeds of $26.2 million, and the settlement of the $12.450 million of subordinated debentures.

The following table details sources of capital for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002
Capital Structure			
Long-term debt (1)	$ -0-	$ 12,450	$ 12,450
Shareholders' equity	34,730	10,700	20,502
Total capitalization	$ 34,730	$ 23,150	$ 32,952
Tangible capital	$ 34,275	$ 21,557	$ 30,811
Intangible Assets			
Subsidiaries:			
Core deposit premium	$ 455	$ 1,067	$ 1,587
Other identifiable intangibles	-0-	526	554
Total intangibles	$ 455	$ 1,593	$ 2,141
Risk-based capital			
Tier I capital:			
Shareholders' equity	$ 34,730	$ 10,700	$ 20,502
Net unrealized gains (losses) on available for sale securities	(492)	(1,027)	(1,242)
Minority interest	78	2,785	5,706
Less: intangibles	(455)	(1,593)	(2,141)
Total Tier I capital	$ 33,861	$ 10,865	$ 22,825
Tier II Capital:			
Allowable reserve for loan losses	$ 2,918	$ 4,016	$ 5,605
Qualifying long-term debt	-0-	6,749	6,803
Total Tier II capital	2,918	10,865	12,408
Total risk-based capital	$ 36,779	$ 21,730	$ 35,233
Risk-adjusted assets	$ 229,355	$ 303,284	$ 431,067
Capital ratios:			
Tier I Capital to risk-weighted assets	14.76%	3.58%	5.30%
Total Capital to risk-weighted assets	16.04%	7.16%	8.17%
Tier I Capital to average assets	10.68%	2.48%	3.83%

(1) Long term debt in the Corporation's subordinated debentures.

As a bank holding company, the Corporation is required to maintain certain levels of capital under government regulation. There are several measurements of regulatory capital and the Corporation is required to meet minimum requirements under each measurement. The federal banking regulators have also established capital classifications beyond the minimum requirements in order to risk-rate deposit insurance premiums and to provide trigger points for prompt corrective action in the event an institution becomes financially troubled. As of December 31, 2004, the Corporation and Bank were well capitalized.

Regulatory capital is not the same as shareholders' equity reported in the accompanying financial statements. Certain assets cannot be considered assets for regulatory purposes. The Corporation's acquisition intangibles and a portion of the deferred tax asset are examples of such assets.

Presented below is a summary of the Corporation's consolidated capital position in comparison to generally applicable regulatory requirements:

	Tier I Capital to Average Assets	Tier I Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets
Regulatory minimum for capital adequacy purposes	4.0%	4.0%	8.0%
The Corporation:			
December 31, 2004	10.68%	14.76%	16.04%
December 31, 2003	2.48%	3.58%	7.16%

The capital levels include adjustment for the capital of subordinated debentures issued in May 1999, subject to certain limitations. Federal Reserve guidelines limit the amount of subordinated debentures which can be included in Tier I capital to 25% of total Tier I capital. The Corporation, as a part of the recapitalization, entered into a settlement agreement for a $6.5 million payment in full for the $12,450,000 principal outstanding and accrued interest with the holders of the subordinated debentures, which resulted in a gain of $6.6 million.

REGULATORY AFFAIRS

In October 2001, the Bank was notified by the FDIC that it was a "troubled institution" within the meaning of FDIC regulations. As a troubled institution, the Bank is required to notify the FDIC 30 days prior to the addition or replacement of a Board member and the employment or changes in responsibilities of a senior executive officer.

In September 2002, a regularly-scheduled safety and soundness examination of the Bank was conducted by its principal regulators, the Michigan Office of Financial and Insurance Services ("OFIS") and the FDIC. During the course of that examination, the FDIC, the OFIS, and the Federal Reserve Bank of Chicago ("FRB") requested that the Corporation and the Bank take certain actions, including suspending the payment of dividends and conserving the liquidity of the Corporation.

In response to the concerns expressed by the regulators, the Board of Directors of the Corporation and the Bank adopted resolutions providing for prior regulatory approval of the declaration or payment of any dividend by the Corporation or the Bank, and suspension of interest payments by the Corporation in connection with its trust preferred securities. The agreements relating to the trust preferred securities allowed for the suspension of payments for up to 20 quarters. As mentioned above, as a part of the recapitalization, a settlement payment of $6.5 million was made to retire the subordinated debentures.

Following the completion of the 2002 regularly-scheduled safety and soundness examination of the Bank by the FDIC and the OFIS, and the Bank's receipt of the related Joint Report of Examination ("Report"), the FDIC and the OFIS, with the consent of the Bank, on March 26, 2003, entered a formal Cease and Desist Order (the "Order") under Federal and State banking laws. The Order was reported on the Corporation's Form 8-K filed on April 9, 2003 and became effective on April 5, 2003. The Order identified deficiencies in the Bank's policies and procedures, including its directorate and management personnel and practices, credit underwriting, credit administration, and policies regarding asset/liability management, liquidity, funds management, and investments, and its compliance with all applicable laws and regulations, including Regulations O and U of the Board of Governors of the Federal Reserve System (the "Board"), the FDIC Rules and Regulations, and the Michigan Banking Code of 1999. The Order also required the Bank to maintain specified capital ratios during the life of the Order.

The Order required the Bank and its directors to take specific steps, within time periods specified in the Order, to address the operational deficiencies, including certain violations of law and regulations, identified by the FDIC and the OFIS in the Order and the Report. Among other things, the Bank must establish, and submit to the FDIC and the OFIS for comment, written plans (i) to reduce the Bank's risk position with respect to certain classified loans identified in the Report or any subsequent Report of Examination during the life of the Order, (ii) to reduce identified loan concentrations, (iii) to reduce and collect delinquent loans, (iv) to eliminate the classified amounts of loans to directors, executive officers, principal shareholders of the Bank and their respective related interests, (v) to address the Bank's relationship of volatile liabilities to temporary investments, rate sensitivity objectives, and asset/liability management, (vi) setting forth the Bank's strategic plan, including financial goals and strategies to maintain adequate capital and liquidity, to reduce problem loans, and to attract and keep qualified management, (vii) covering the policies and procedures for review and approval of reimbursement of customer entertainment and business development expenses of the Bank's directors, officers and employees, (viii) for a realistic budget for calendar year 2003 and each subsequent year during the life of the Order, including strategies to improve the Bank's net interest margin, (ix) to reduce the Bank's portfolio of other real estate owned as a result of foreclosure or surrender of collateral for loans, and (x) to address procedures for the directors to monitor, and management to implement, the requirements of the Order.

Addressing the requirements of the Order, carrying out the objectives of the strategic plan, and attempting to return the Corporation to profitability required the strengthening of the executive management team. During 2003, the Corporation added management with experience in turnaround situations, loan portfolio, credit and problem loan administration, and financial management expertise commensurate with the issues the Corporation must address. The addition of management may increase expense in the short term. However, the additional management expertise is expected to help the Corporation resolve many of its issues more quickly, and improve customer service and financial performance.

The Bank adopted new policies for liquidity, investment and asset liability management. In regards to its lending functions, practices related to credit underwriting, credit administration and problem loan management were revamped and current practices and procedures are believed to be operating within the requirements of the Order. Most of the above changes were initiated by a new management team which was put in place as a requirement of the Order, during the second half of 2003.

The Corporation, through the recapitalization which occurred on December 15, 2004 was successful in addressing all issues of the Order with the exception of loan concentration. The Order was terminated by regulatory authorities on February 8, 2005. The Corporation is, however, subject to an informal agreement with the OFIS and FDIC which has the following financial related action requirements. The Corporation is required to maintain the Bank's Tier 1 equity at a minimum of 8%. The Bank is also prohibited from payment of dividends without prior written consent.

IMPACT OF INFLATION AND CHANGING PRICES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike industrial or commercial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities tends to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as changes in the prices of goods and services.

General Information

Board of Directors

Walter J. Aspatore
Investment Banker
Amherst Partners
Director Since: 2004

C. James Bess
President
North Country Bank and Trust
Vice Chairman
Mackinac Financial Corporation
Director Since: 2003

Dennis B. Bittner
Owner and President
Bittner Engineering, Inc.
Director Since: 2001

Robert H. Orley
Vice President and Secretary
Real Estate Investment Group, Inc.
Director Since: 2004

Randolph C. Paschke
Chairman, Department of Accounting
Wayne State University
School of Business Administration
Director Since: 2004

Eliot R. Stark
Executive Vice President and
Chief Financial Officer
Mackinac Financial Corporation and
North Country Bank and Trust
Director Since: 2004

Paul D. Tobias
Chairman and
Chief Executive Officer
Mackinac Financial Corporation
Chairman
North Country Bank and Trust
Director Since: 2004

Officers

Mackinac Financial Corporation

Paul D. Tobias
Chairman and
Chief Executive Officer

C. James Bess
Vice Chairman

Eliot R. Stark
Executive Vice President and
Chief Financial Officer

Joseph E. Petterson
Executive Vice President

Ernie R. Krueger
Senior Vice President and
Controller

North Country Bank and Trust

Paul D. Tobias
Chairman

C. James Bess
President and
Chief Executive Officer

Kelly W. George
Executive Vice President and
Chief Lending Officer

Joseph E. Petterson
Executive Vice President

Eliot R. Stark
Executive Vice President and
Chief Financial Officer

Jani L. Blake
Senior Vice President

David C. Crimmins
Senior Vice President

Ernie R. Krueger
Senior Vice President and
Controller

Contact Information

Mackinac Financial Corporation
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401

Shareholder Information
For assistance with questions,
please contact Investor Relations
(800) 200-7032

Dividend Reinvestment Plan Agent
Registrar and Transfer Company
(800) 368-5948

Stock Transfer Agent
For questions regarding transfer of
stock, please contact Registrar and
Transfer Company (800) 368-5948

Branch Locations

GAYLORD
145 North Otsego Avenue
Gaylord, MI 49735
(989) 732-3750

KALEVA
14429 Wouski Avenue
Kaleva, MI 49645
(231) 362-3223

MANISTIQUE
130 South Cedar Street
Manistique, MI 49854
(906) 341-8401

MARQUETTE MAIN
300 North McClellan Street
Marquette, MI 49855
(906) 226-5000

MARQUETTE PRESQUE ISLE
1400 Presque Isle
Marquette, MI 49855
(906) 228-3640

NEWBERRY
414 Newberry Avenue
Newberry, MI 49868
(906) 293-5165

ONTONAGON
601 River Street
Ontonagon, MI 49953
(906) 884-4115

RIPLEY
106 Royce Road
Hancock, MI 49930
(906) 482-1269

SAULT STE. MARIE
138 Ridge Street
Sault Ste. Marie, MI 49783
(906) 635-3992

SOUTH RANGE
47 Trimountain Avenue
South Range, MI 49963
(906) 482-1170

STEPHENSON
S216 Menominee Street
Stepenson, MI 49887
(906) 753-2225

TRAVERSE CITY
3530 North Country Drive
Traverse City, MI 49684
(231) 929-5253